Dreyfus Premier
Core Value Fund

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Core Value Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Brian Ferguson, Portfolio Manager

Fund and Market Performance Overview

Stock prices continued to advance during the first half of 2007 as corporate earnings and mergers-and-acquisitions activity remained robust, more than offsetting investors' economic and inflation concerns. The fund produced higher returns than its benchmark, primarily due to the success of our "bottom-up" security selection strategy in the utilities, consumer staples and financials sectors.

For the six-month period ended June 30, 2007, Dreyfus Premier Core Value Fund produced total returns of 6.83% for its Class A shares, 6.45% for its Class B shares, 6.45% for its Class C shares, 7.00% for its Class I shares, 6.73% for its Class T shares and 6.89% for its Institutional shares.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index, produced a total return of 6.23% for the same period.[2]

The Fund's Investment Approach

The fund invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

Midcap Stocks Outperform Amid Mixed Economic Data

Although U.S. stocks posted generally attractive returns for the reporting period overall, the market encountered heightened volatility at times due to shifting investor expectations. Worries of a more severe economic slowdown alternated with concerns regarding persistent inflationary pressures as investors reacted to each new release of economic data. On one hand, soft U.S. housing markets appeared to constrain spending among some consumers, and defaults on sub-prime mortgages rose sharply. On the other hand, robust economic growth in many overseas markets helped keep the rate of inflation above the Federal Reserve Board's "comfort zone." In addition, energy prices remained volatile, surging higher in the spring.

In this environment, mid-cap stocks generally provided higher returns than large- and small-cap stocks. Our bottom-up security selection strategy found a number of mid-cap companies meeting our value-oriented criteria, many of which benefited from continued growth in corporate earnings and robust mergers-and-acquisitions activity as private equity firms put capital to work.

Utilities, Consumer Staples and Financial Stocks Fueled the Fund's Gains

The fund achieved particularly strong relative performance in the utilities sector. Non-regulated power producers such as Entergy, Constellation Energy Group and Mirant benefited from greater pricing power as oil and gas prices climbed, while natural gas company Questar rose on the strength of good exploration results and positive supply-and-demand forces.

In the consumer staples area, grocery chain SUPERVALU boosted its stock price from a relatively low valuation when earnings improved in the wake of its acquisition of Albertsons stores. Candy and beverage producer Cadbury Schweppes gained value when shareholder activism prompted the company to explore the sale of its U.S. beverages unit. The stock of food producer Dean Foods fared well when the company cut costs and declared a special dividend representing a significant percentage of its market capitalization. We sold the fund's position in Dean Foods to lock in gains.

Although the financials area produced relatively lackluster results for the benchmark, the fund benefited from successful stock picks and its relatively light exposure to the sector. Few commercial banks met our investment criteria, sheltering the fund from the full brunt of weakness in the industry group. Conversely, asset manager Franklin Resources produced solid results due to solid asset flows and strong returns on capital.

Good results in these areas were offset to a degree by lagging returns in other market sectors. The fund's underweighted exposure to materials stocks undermined relative performance when the stock prices in the sector were supported by higher commodity prices in the robust global economy. Homebuilders and housing-related stocks fared poorly when home prices continued to decline, hurting results from holdings such as Toll Brothers. Among retailers, apparel seller TJX Cos. was hurt by a downturn in consumer spending and a data intrusion investigation that interrupted the company's stock buyback program.

Finding Opportunities in Undervalued Companies

We have continued to find ample opportunities for investments in companies whose stock prices, in our view, do not yet reflect their intrinsic values. We have found a number of such opportunities in the industrials sector, where we have taken advantage of bouts of price weakness to add to positions in farm machinery producer Deere & Co., waste processor Waste Management and industrial conglomerate General Electric. Conversely, we have reduced the fund's holdings of financial companies due to interest-rate and credit concerns, and we have taken profits in positions that reached our price targets in the consumer discretionary and information technology sectors. Among energy companies, we have reduced the fund's holdings of refiners, redeploying those assets to oil producers that we expect to benefit from rising demand for a limited supply of energy-producing commodities.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*
   Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on fund performance.

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Value Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.90	$ 9.73	$ 9.73	$ 4.62	$ 7.18	$ 5.39
Ending value (after expenses)	$1,068.30	$1,064.50	$1,064.50	$1,070.00	$1,067.30	$1,068.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.76	$ 9.49	$ 9.49	$ 4.51	$ 7.00	$ 5.26
Ending value (after expenses)	$1,019.09	$1,015.37	$1,015.37	$1,020.33	$1,017.85	$1,019.59

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class I, 1.40% for Class T and 1.05% for Institutional multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks–99.1%	Shares	Value ($)
Banking–9.1%		
Bank of America	364,076	17,799,676
Citigroup	491,203	25,193,802
SunTrust Banks	36,450	3,125,223
U.S. Bancorp	178,680	5,887,506
Wachovia	197,330	10,113,163
		62,119,370
Consumer Discretionary–7.8%		
Best Buy	65,810	3,071,353
Comcast, Cl. A	113,150 [a]	3,181,778
Gap	223,130	4,261,783
Johnson Controls	30,740	3,558,770
Lowe's Cos.	104,950	3,220,916
Macy's	68,450	2,722,941
McDonald's	67,220	3,412,087
News, Cl. A	278,710	5,911,439
Omnicom Group	160,360	8,486,251
Royal Caribbean Cruises	82,310	3,537,684
Time Warner	275,320	5,792,733
TJX Cos.	137,690	3,786,475
Toll Brothers	91,180 [a]	2,277,676
		53,221,886
Consumer Staples–10.8%		
Altria Group	205,240	14,395,534
Cadbury Schweppes, ADR	62,220	3,378,546
Clorox	77,860	4,835,106
Coca-Cola Enterprises	294,170	7,060,080
Colgate-Palmolive	46,867	3,039,325
CVS	91,230	3,325,333
Kraft Foods, Cl. A	233,724	8,238,771
Procter & Gamble	289,270	17,700,431
SUPERVALU	149,690	6,933,641
Wal-Mart Stores	107,520	5,172,787
		74,079,554

Common Stocks (continued)	Shares	Value ($)
Energy−13.4%		
Anadarko Petroleum	69,130	3,594,069
Chesapeake Energy	141,130	4,883,098
Chevron	254,890	21,471,934
Devon Energy	84,640	6,626,466
EOG Resources	87,880	6,420,513
Exxon Mobil	246,542	20,679,943
Hess	81,920	4,830,003
Marathon Oil	96,450	5,783,142
Occidental Petroleum	191,940	11,109,487
XTO Energy	111,390	6,694,539
		92,093,194
Financial−20.8%		
Ambac Financial Group	40,170	3,502,422
American International Group	169,683	11,882,900
AON	84,240	3,589,466
Capital One Financial	106,050	8,318,562
Chubb	105,590	5,716,643
CIT Group	61,120	3,351,210
Countrywide Financial	88,540	3,218,429
Franklin Resources	27,200	3,603,184
Freddie Mac	118,210	7,175,347
Genworth Financial, Cl. A	187,295	6,442,948
Goldman Sachs Group	18,040	3,910,170
JPMorgan Chase & Co.	324,120	15,703,614
Lincoln National	99,180	7,036,821
Merrill Lynch & Co.	140,040	11,704,543
MetLife	105,400	6,796,192
MGIC Investment	49,440	2,811,158
Morgan Stanley	89,750	7,528,230
PMI Group	96,720	4,320,482
PNC Financial Services Group	44,930	3,216,089
Prudential Financial	52,710	5,124,993

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Regions Financial	85,930	2,844,283
Washington Mutual	78,870	3,363,017
Wells Fargo & Co.	342,000	12,028,140
		143,188,843
Health Care−8.1%		
Abbott Laboratories	183,060	9,802,863
Amgen	51,890 [a]	2,868,998
Baxter International	118,530	6,677,980
Bristol-Myers Squibb	111,690	3,524,936
Merck & Co.	179,350	8,931,630
Pfizer	242,620	6,203,793
Thermo Fisher Scientific	68,260 [a]	3,530,407
WellPoint	43,480 [a]	3,471,008
Wyeth	189,320	10,855,609
		55,867,224
Index−.5%		
iShares Russell 1000 Value Index Fund	39,920	**3,460,266**
Industrial−8.3%		
Deere & Co.	24,430	2,949,678
Eaton	50,210	4,669,530
General Electric	718,200	27,492,696
Honeywell International	66,120	3,721,234
Lockheed Martin	37,770	3,555,290
Tyco International	203,440	6,874,237
Union Pacific	33,590	3,867,889
Waste Management	92,050	3,594,552
		56,725,106
Information Technology−6.9%		
Accenture, Cl. A	162,650	6,976,058
Alcatel-Lucent, ADR	337,960	4,731,440
Automatic Data Processing	88,160	4,273,115
Cisco Systems	380,450 [a]	10,595,532

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Hewlett-Packard	152,550	6,806,781
International Business Machines	36,650	3,857,413
Microsoft	110,670	3,261,445
NCR	86,470 [a]	4,543,134
Sun Microsystems	502,160 [a]	2,641,362
		47,686,280
Materials—1.9%		
Air Products & Chemicals	43,350	3,484,040
Allegheny Technologies	22,430	2,352,458
Dow Chemical	86,370	3,819,281
E.I. du Pont de Nemours & Co.	65,375	3,323,665
		12,979,444
Telecommunications—6.1%		
AT & T	656,285	27,235,828
Sprint Nextel	116,060	2,403,603
Verizon Communications	295,390	12,161,206
		41,800,637
Utilities—5.4%		
Constellation Energy Group	66,870	5,829,058
Entergy	75,830	8,140,351
Exelon	94,235	6,841,461
Mirant	110,010 [a]	4,691,927
NRG Energy	133,920 [a]	5,567,054
Questar	108,880	5,754,308
		36,824,159
Total Common Stocks		
(cost $550,963,780)		**680,045,963**

Other Investment−.8%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $5,745,000)
	5,745,000 b	**5,745,000**

Total Investments (cost $556,708,780)	**99.9%**	**685,790,963**
Cash and Receivables (Net)	**.1%**	**412,119**
Net Assets	**100.0%**	**686,203,082**

ADR—American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	20.8	Information Technology	6.9
Energy	13.4	Telecommunications	6.1
Consumer Staples	10.8	Utilities	5.4
Banking	9.1	Materials	1.9
Industrial	8.3	Money Market Investment	.8
Health Care	8.1	Index	.5
Consumer Discretionary	7.8		**99.9**

[†]   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities–See Statement of Investments		
Unaffiliated issuers	550,963,780	680,045,963
Affiliated issuers	5,745,000	5,745,000
Receivable for investment securities sold		3,450,942
Dividends and interest receivable		957,397
Receivable for shares of Beneficial Stock subscribed		89,302
		690,288,604
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		715,059
Payable for investment securities purchased		2,450,096
Payable for shares of Beneficial Stock redeemed		299,967
Cash overdraft due to Custodian		618,761
Interest payable–Note 2		938
Accrued expenses		701
		4,085,522
Net Assets ($)		**686,203,082**
Composition of Net Assets ($):		
Paid-in capital		519,784,730
Accumulated undistributed investment income–net		427,412
Accumulated net realized gain (loss) on investments		36,908,757
Accumulated net unrealized appreciation (depreciation) on investments		129,082,183
Net Assets ($)		**686,203,082**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T	Institutional
Net Assets ($)	570,485,186	41,171,613	19,341,795	6,688,255	2,906,270	45,609,963
Shares Outstanding	17,053,626	1,254,642	589,899	200,086	86,896	1,364,250
Net Asset Value Per Share ($)	**33.45**	**32.82**	**32.79**	**33.43**	**33.45**	**33.43**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends(net of $25,836 foreign taxes withheld at source):	
Unaffiliated issuers	9,410,913
Affiliated issuers	97,488
Interest	183,016
Income from securities lending	1,072
Total Income	**9,692,489**
Expenses:	
Management fee–Note 3(a)	3,051,468
Distribution and service fees–Note 3(b)	1,075,444
Loan commitment fees–Note 2	7,548
Interest expense–Note 2	1,171
Total Expenses	**4,135,631**
Investment Income–Net	**5,556,858**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	37,275,213
Net unrealized appreciation (depreciation) on investments	2,189,012
Net Realized and Unrealized Gain (Loss) on Investments	**39,464,225**
Net Increase in Net Assets Resulting from Operations	**45,021,083**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Operations ($):		
Investment income—net	5,556,858	7,466,062
Net realized gain (loss) on investments	37,275,213	85,435,127
Net unrealized appreciation (depreciation) on investments	2,189,012	35,507,648
Net Increase (Decrease) in Net Assets Resulting from Operations	**45,021,083**	**128,408,837**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A	(4,826,754)	(6,116,596)
Class B	(203,517)	(207,125)
Class C	(93,390)	(72,968)
Class I	(64,542)	(76,497)
Class T	(21,932)	(26,990)
Institutional Shares	(409,452)	(518,978)
Net realized gain on investments:		
Class A	(7,300,154)	(84,798,475)
Class B	(662,765)	(8,849,926)
Class C	(269,492)	(3,240,011)
Class I	(84,888)	(870,947)
Class T	(43,402)	(495,795)
Institutional Shares	(591,226)	(6,663,598)
Total Dividends	**(14,571,514)**	**(111,937,906)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A	22,595,077	33,450,766
Class B	376,107	1,510,935
Class C	676,733	2,094,368
Class I	641,272	1,340,569
Class T	243,588	701,874
Institutional Shares	310,437	867,944

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A	10,538,934	79,114,953
Class B	804,954	8,203,108
Class C	299,491	2,610,615
Class I	149,101	944,387
Class T	63,282	504,754
Institutional Shares	979,036	7,044,317
Cost of shares redeemed:		
Class A	(36,102,726)	(133,374,410)
Class B	(17,340,251)	(20,355,944)
Class C	(3,486,928)	(4,756,622)
Class I	(402,964)	(1,104,642)
Class T	(989,026)	(686,496)
Institutional Shares	(2,187,073)	(4,736,790)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(22,830,956)**	**(26,626,314)**
Total Increase (Decrease) in Net Assets	**7,618,613**	**(10,155,383)**
Net Assets ($):		
Beginning of Period	678,584,469	688,739,852
End of Period	**686,203,082**	**678,584,469**
Undistributed investment income–net	427,412	490,141

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Capital Share Transactions:		
Class A[b]		
Shares sold	687,807	1,027,585
Shares issued for dividends reinvested	326,510	2,488,150
Shares redeemed	(1,101,980)	(4,092,976)
Net Increase (Decrease) in Shares Outstanding	**(87,663)**	**(577,241)**
Class B[b]		
Shares sold	11,711	47,312
Shares issued for dividends reinvested	25,579	262,866
Shares redeemed	(537,662)	(636,104)
Net Increase (Decrease) in Shares Outstanding	**(500,372)**	**(325,926)**
Class C		
Shares sold	21,168	65,670
Shares issued for dividends reinvested	9,490	83,675
Shares redeemed	(107,467)	(149,192)
Net Increase (Decrease) in Shares Outstanding	**(76,809)**	**153**
Class I		
Shares sold	19,637	40,533
Shares issued for dividends reinvested	4,617	29,734
Shares redeemed	(12,154)	(33,401)
Net Increase (Decrease) in Shares Outstanding	**12,100**	**36,866**
Class T		
Shares sold	7,466	21,515
Shares issued for dividends reinvested	1,964	15,865
Shares redeemed	(29,876)	(20,571)
Net Increase (Decrease) in Shares Outstanding	**(20,446)**	**16,809**
Institutional Shares		
Shares sold	9,528	27,122
Shares issued for dividends reinvested	30,336	221,572
Shares redeemed	(67,088)	(143,421)
Net Increase (Decrease) in Shares Outstanding	**(27,224)**	**105,273**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended June 30, 2007, 313,475 Class B shares representing $10,140,173 were automatically converted to 307,302 Class A shares and during the period ended December 31, 2006, 192,361 Class B shares representing $6,138,847 were automatically converted to 189,051 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2007 (Unaudited)	2006	2005	2004	2003	2002
			Year Ended December 31,			
Per Share Data ($):						
Net Asset Value, beginning of period	32.00	31.38	30.34	27.44	21.57	28.62
Investment Operations:						
Investment income−net[a]	.28	.38	.30	.24	.17	.10
Net realized and unrealized gain (loss) on investments	1.89	5.94	1.26	2.88	5.86	(7.06)
Total from Investment Operations	2.17	6.32	1.56	3.12	6.03	(6.96)
Distributions:						
Dividends from investment income−net	(.29)	(.37)	(.35)	(.22)	(.16)	(.09)
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	−	−	−
Total Distributions	(.72)	(5.70)	(.52)	(.22)	(.16)	(.09)
Net asset value, end of period	33.45	32.00	31.38	30.34	27.44	21.57
Total Return (%)[b]	6.83[c]	21.00	5.18	11.41	28.09	(24.36)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.57[c]	1.15	1.15	1.15	1.15	1.15
Ratio of net investment income to average net assets	.85[c]	1.17	.99	.86	.71	.41
Portfolio Turnover Rate	21.21[c]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	570,485	548,601	556,017	634,007	607,633	504,371

[a]   Based on average shares outstanding at each month end.
[b]   Exclusive of sales charge.
[c]   Not annualized.
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	31.40	30.87	29.83	27.02	21.27	28.33
Investment Operations:						
Investment income (loss)–net[a]	.15	.13	.07	.02	(.01)	(.08)
Net realized and unrealized gain (loss) on investments	1.86	5.85	1.26	2.85	5.77	(6.98)
Total from Investment Operations	2.01	5.98	1.33	2.87	5.76	(7.06)
Distributions:						
Dividends from investment income–net	(.16)	(.12)	(.12)	(.06)	(.01)	–
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	–	–	–
Total Distributions	(.59)	(5.45)	(.29)	(.06)	(.01)	–
Net asset value, end of period	32.82	31.40	30.87	29.83	27.02	21.27
Total Return (%)[b]	6.45[c]	20.12	4.47	10.62	27.12	(24.92)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[c]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.49[c]	.42	.24	.10	(.04)	(.33)
Portfolio Turnover Rate	21.21[c]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	41,172	55,112	64,239	78,154	78,780	62,820

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2007 (Unaudited)	2006	2005	2004	2003	2002
		Year Ended December 31,				
Per Share Data ($):						
Net Asset Value, beginning of period	31.38	30.85	29.83	27.02	21.27	28.34
Investment Operations:						
Investment income (loss)—net [a]	.15	.14	.07	.02	(.01)	(.08)
Net realized and unrealized gain (loss) on investments	1.85	5.84	1.24	2.85	5.77	(6.99)
Total from Investment Operations	2.00	5.98	1.31	2.87	5.76	(7.07)
Distributions:						
Dividends from investment income—net	(.16)	(.12)	(.12)	(.06)	(.01)	–
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	–	–	–
Total Distributions	(.59)	(5.45)	(.29)	(.06)	(.01)	–
Net asset value, end of period	32.79	31.38	30.85	29.83	27.02	21.27
Total Return (%) [b]	6.45[c]	20.07	4.43	10.62	27.12	(24.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[c]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	.48[c]	.42	.24	.10	(.04)	(.32)
Portfolio Turnover Rate	21.21[c]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	19,342	20,919	20,564	21,958	22,480	20,819

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class I Shares	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	31.98	31.36	30.33	27.43	21.56	28.62
Investment Operations:						
Investment income—net[b]	.32	.46	.38	.31	.22	.17
Net realized and unrealized gain (loss) on investments	1.89	5.95	1.25	2.88	5.87	(7.08)
Total from Investment Operations	2.21	6.41	1.63	3.19	6.09	(6.91)
Distributions:						
Dividends from investment income—net	(.33)	(.46)	(.43)	(.29)	(.22)	(.15)
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	–	–	–
Total Distributions	(.76)	(5.79)	(.60)	(.29)	(.22)	(.15)
Net asset value, end of period	33.43	31.98	31.36	30.33	27.43	21.56
Total Return (%)[c]	7.00[d]	21.26	5.45	11.69	28.43	(24.18)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.45[d]	.90	.90	.90	.90	.90
Ratio of net investment income to average net assets	.97[d]	1.42	1.25	1.09	.95	.67
Portfolio Turnover Rate	21.21[d]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	6,688	6,012	4,740	50,536	52,723	40,320

[a] Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	31.99	31.37	30.33	27.43	21.57	28.63
Investment Operations:						
Investment income—net[a]	.24	.30	.23	.18	.11	.05
Net realized and unrealized gain (loss) on investments	1.89	5.94	1.26	2.87	5.85	(7.07)
Total from Investment Operations	2.13	6.24	1.49	3.05	5.96	(7.02)
Distributions:						
Dividends from investment income—net	(.24)	(.29)	(.28)	(.15)	(.10)	(.04)
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	–	–	–
Total Distributions	(.67)	(5.62)	(.45)	(.15)	(.10)	(.04)
Net asset value, end of period	33.45	31.99	31.37	30.33	27.43	21.57
Total Return (%)[b]	6.73[c]	20.67	4.95	11.14	27.72	(24.53)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.69[c]	1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets	.74[c]	.93	.74	.65	.45	.21
Portfolio Turnover Rate	21.21[c]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	2,906	3,434	2,840	2,945	2,264	1,567

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Institutional Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	31.98	31.36	30.32	27.42	21.55	28.60
Investment Operations:						
Investment income–net[a]	.30	.42	.33	.27	.19	.13
Net realized and unrealized gain (loss) on investments	1.88	5.94	1.26	2.88	5.87	(7.07)
Total from Investment Operations	2.18	6.36	1.59	3.15	6.06	(6.94)
Distributions:						
Dividends from investment income–net	(.30)	(.41)	(.38)	(.25)	(.19)	(.11)
Dividends from net realized gain on investments	(.43)	(5.33)	(.17)	–	–	–
Total Distributions	(.73)	(5.74)	(.55)	(.25)	(.19)	(.11)
Net asset value, end of period	33.43	31.98	31.36	30.32	27.42	21.55
Total Return (%)	6.89[b]	21.11	5.33	11.53	28.25	(24.28)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.05	1.05	1.05	1.05	1.05
Ratio of net investment income to average net assets	.90[b]	1.28	1.09	.96	.81	.51
Portfolio Turnover Rate	21.21[b]	44.73	55.95	74.98	54.58	67.21
Net Assets, end of period ($ x 1000)	45,610	44,506	40,341	41,202	41,848	37,174

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering six series, including the fund, as of the date of this report. The fund's investment objective is to seek long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the fund's shares. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I, Class T and Institutional shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are subject to a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I and Institutional shares are offered without a front-end sales charge or CDSC. Institutional shares are offered only to those customers of certain financial planners and investment advisers who held shares of a predecessor class of the fund as of April 4, 1994, and bear a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $20,615,240 and long-term capital gains $91,322,666. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility ("the Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2007, was $41,600 with a related weighted average annualized interest rate of 5.68%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2007, the Distributor retained $8,920 and $340 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $53,147 and $1,952 from CDSC on redemptions on the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares and Institutional shares may pay annually up to .25% and .15%, respectively, of the value of their average daily net assets to compensate the Distributor for share-holder servicing activities and expenses primarily intended to result in the sale of Class A shares and Institutional shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution ser-vices for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares, respectively. During the period ended June 30, 2007, Class A,

Class B, Class C, Class T and Institutional shares were charged $694,986, $179,343, $74,841, $3,987 and $33,572 respectively, pursuant to their respective Plans. During the period ended June 30, 2007, Class B, Class C and Class T shares were charged $59,781, $24,947 and $3,987, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $532,396, Rule 12b-1 distribution plan fees $168,868 and shareholder services plan fees $13,795.

(c) The Trust and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $144,166,869 and $181,619,777, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $129,082,183 consisting of $133,237,442 gross unrealized appreciation and $4,155,259 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, large-cap value funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap value funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for various periods ended November 30, 2006. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members also noted that the fund's management fee was above the Expense Group and Expense Universe medians and the expense ratio was below the Expense Group and Expense Universe medians.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund. A representative of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

For More Information

**Dreyfus Premier
Core Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DCVIX	Class B: DBCVX	Class C: DCVCX
	Class I: DTCRX	Class T: DCVTX	Institutional: DCVFX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0312SA0607

Dreyfus Premier Limited Term High Yield Fund

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Limited Term High Yield Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and bond yields within a relatively narrow trading range. As always, your financial advisor can help you position your fixed-income investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by David Bowser, Portfolio Manager

Fund and Market Performance Overview

After posting relatively strong returns early in the reporting period, high yield bond prices fell relatively sharply in late May and June as ongoing turmoil in the sub-prime mortgage market and robust mergers-and-acquisitions activity caused credit concerns to affect other credit-sensitive market sectors. The fund produced lower returns than its benchmark, primarily due to its relatively defensive investment posture, which prevented it from participating fully in strength among lower-rated credits early in the year.

For the six-month period ended June 30, 2007, Dreyfus Premier Limited Term High Yield Fund achieved total returns of 2.59% for its Class A shares, 2.34% for Class B shares, 2.21% for Class C shares and 2.72% for Class I shares. Please note that effective June 1, 2007, Class R shares were renamed Class I shares. The fund generated aggregate income dividends of $0.26 for Class A shares, $0.24 for Class B shares, $0.23 for Class C shares and $0.27 for Class I shares.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index") achieved a total return of 3.16% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. The average effective maturity of the fund is limited to a maximum of 5.5 years.

At least 80% of the fund's assets are invested in fixed-income securities that are rated below investment grade ("high yield" or "junk" bonds) or are the unrated equivalent as determined by Dreyfus. Individual issues are selected based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

Heightened Market Volatility Eroded High Yield Bond Prices

Moderate economic growth, low default rates and strong corporate earnings helped support corporate bond prices early in the reporting period. Despite bouts of volatility stemming from turmoil in the sub-prime mortgage market, investor sentiment and business fundamentals remained strong across most industry groups.

However, after rallying early in the year, the high yield market suffered a sharp decline in late May and June, when credit concerns appeared to spread from the sub-prime mortgage market to other credit-sensitive sectors of the bond market, causing investor sentiment to deteriorate. In addition, investors apparently reacted negatively to heightened activity among private equity firms. A number of record-setting leveraged buy-outs substantially boosted the supply of newly issued high yield bonds, including those with terms favoring shareholders over bondholders. As a result, high yield bond prices declined, partly offsetting positive returns derived from income.

The fund participated in a number of new issues over the first half of 2007 that were negatively affected by the late sell-off in May and June. Most notably, those deals in which the fund participated that settled during the month of June were particularly hard-hit, which hurt fund performance relative to the Index.

A Defensive Investment Posture Helped the Fund Weather the Downturn

In this environment, we generally emphasized bonds with credit ratings toward the upper end of the high yield market's range. This positioning prevented the fund from participating as fully as the benchmark in ongoing strength among lower-rated credits early in the reporting period. However, the fund's defensive stance helped it avoid the full brunt of the market downturn in late May and June.

In addition to emphasizing BB-rated credits, we attempted to avoid issuers that we believed were susceptible to the risk of leveraged buyouts or recapitalizations. We also maintained relatively light exposure to economically-sensitive issuers that we feared might be adversely affected in

a cyclical downturn, such as home builders and other housing-related companies. These strategies helped support the fund's performance, as did relatively heavy exposure to the theater industry early in the reporting period. The fund also benefited from a number of holdings that received credit-rating upgrades from the major bond-rating agencies during the reporting period. Fund holdings El Paso and Qwest Communications were upgraded from the high yield category to investment-grade status.

The Fund Remains Positioned for Volatile Markets

As of the end of the reporting period, we have continued to see signs that the credit cycle has peaked. Although we expect default rates to rise from today's very low levels, we believe the increase will be manageable and investors are likely to adapt to a gradual shift toward more normalized market conditions. Accordingly, the fund has remained fully invested in high yield bonds, but we have retained a relatively defensive investment posture that emphasizes the higher credit-rating tiers and issuers that tend to be less sensitive to economic changes. We also have maintained the fund's focus on bonds with strong covenants that tend to discourage leveraged buyouts or other activities that favor shareholders over bondholders. In our judgment, these are prudent strategies in today's relatively unsettled market environment.

July 16, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term High Yield Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.77	$ 7.27	$ 8.52	$ 3.52
Ending value (after expenses)	$1,025.90	$1,023.40	$1,022.10	$1,027.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.76	$ 7.25	$ 8.50	$ 3.51
Ending value (after expenses)	$1,020.08	$1,017.60	$1,016.36	$1,021.32

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.45% for Class B, 1.70% for Class C and .70% Class I; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

June 30, 2007 (Unaudited)

Bonds and Notes−96.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising−.7%				
Lamar Media, Gtd. Notes, Ser. B	6.63	8/15/15	750,000	714,375
Lamar Media, Sr. Unscd. Notes	6.63	8/15/15	1,725,000	1,643,063
				2,357,438
Aerospace & Defense−1.2%				
DRS Technologies, Gtd. Notes	6.88	11/1/13	524,000	510,900
Esterline Technologies, Sr. Notes	6.63	3/1/17	1,375,000 [a]	1,333,750
L-3 Communications, Gtd. Bonds	3.00	8/1/35	550,000	622,875
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	1,410,000	1,339,500
				3,807,025
Agricultural−.3%				
Alliance One International, Gtd. Notes	11.00	5/15/12	800,000	**882,000**
Airlines−.3%				
United AirLines, Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	981,877	**1,119,953**
Asset-Backed Ctfs./ Home Equity Loans−.1%				
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M7	7.20	9/25/37	180,000	**167,733**
Automobile Manufacturers−2.0%				
Ford Motor, Debs.	6.50	8/1/18	1,355,000 [b]	1,104,325
Ford Motor, Unscd. Notes	7.45	7/16/31	3,315,000 [b]	2,664,431
General Motors, Notes	7.20	1/15/11	2,615,000	2,520,206
				6,288,962
Automotive, Trucks & Parts−2.5%				
American Axle and Manufacturing, Gtd. Notes	7.88	3/1/17	1,705,000 [b]	1,683,688
Goodyear Tire & Rubber, Sr. Notes	8.63	12/1/11	461,000 [a]	487,508

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts (continued)				
Goodyear Tire & Rubber, Sr. Notes	9.00	7/1/15	1,114,000 [b]	1,205,905
Goodyear Tire & Rubber, Sr. Notes	9.13	12/1/09	500,000 [a,c]	503,750
Tenneco Automotive, Gtd. Notes	8.63	11/15/14	1,070,000 [b]	1,107,450
Tenneco Automotive, Scd. Notes, Ser. B	10.25	7/15/13	1,200,000	1,296,000
United Components, Sr. Sub. Notes	9.38	6/15/13	1,613,000	1,673,488
				7,957,789
Building & Construction−.8%				
Goodman Global Holdings, Gtd. Notes	7.88	12/15/12	524,000	521,380
Goodman Global Holdings, Gtd. Notes, Ser. B	8.36	6/15/12	1,159,000 [c]	1,170,590
KB Home, Gtd. Notes	5.75	2/1/14	920,000	814,200
				2,506,170
Cable & Media−.8%				
CCH I Holdings, Gtd. Notes	9.92	4/1/14	2,700,000 [b]	**2,511,000**
Casinos & Gaming−.6%				
Fontainebleau Las Vegas, Mortgage Notes	10.25	6/15/15	920,000 [a]	910,800
Shingle Springs Tribal Group, Sr. Notes	9.38	6/15/15	1,130,000 [a]	1,145,538
				2,056,338
Chemicals−2.8%				
Airgas, Gtd. Notes	6.25	7/15/14	1,450,000	1,399,250
CPG International I, Sr. Unscd. Notes	10.50	7/1/13	975,000	1,004,250
Ineos Group Holdings, Sr. Sub. Notes	8.50	2/15/16	2,550,000 [a,b]	2,505,375
Lyondell Chemical, Gtd. Notes	8.00	9/15/14	1,250,000	1,290,625
Nalco, Sr. Sub. Notes	8.88	11/15/13	2,653,000 [b]	2,765,753
				8,965,253

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Coal−.3%				
Peabody Energy, Gtd. Notes, Ser. B	6.88	3/15/13	805,000	**805,000**
Commercial & Professional Services−2.8%				
Aramark, Sr. Notes	8.50	2/1/15	1,012,000 a	1,034,770
Aramark, Sr. Notes	8.86	2/1/15	490,000 a,c	499,800
Corrections Corp. of America, Gtd. Notes	6.25	3/15/13	1,710,000	1,650,150
Education Management/Finance, Gtd. Notes	8.75	6/1/14	625,000	643,750
Education Management/Finance, Gtd. Notes	10.25	6/1/16	1,310,000	1,385,325
Hertz, Gtd. Notes	8.88	1/1/14	1,375,000	1,440,312
Hertz, Gtd. Notes	10.50	1/1/16	430,000	477,300
Williams Scotsman, Gtd. Notes	8.50	10/1/15	1,825,000 b	1,893,438
				9,024,845
Commercial Mortgage Pass-Through Ctfs.−.7%				
Global Signal Trust, Ser. 2006-1, Cl. F	7.04	2/15/36	1,080,000 a	1,078,074
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	6.62	3/6/20	1,295,000 c	1,295,000
				2,373,074
Communications−.2%				
Cricket Communications I, Gtd. Notes	9.38	11/1/14	530,000 a	**549,875**
Consumer Products−1.3%				
Chattem, Sr. Sub. Notes	7.00	3/1/14	826,000	828,065
Constellation Brands Incorporated, Sr. Notes	7.25	5/15/17	850,000 a	833,000
Playtex Products, Gtd. Notes	9.38	6/1/11	2,546,000 b	2,628,745
				4,289,810

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Containers-Paper−.6%						
Stone Container, Sr. Unscd. Notes		8.00	3/15/17	1,945,000		**1,896,375**
Diversified Financial Services−11.8%						
CCM Merger, Notes		8.00	8/1/13	630,000	a	630,000
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	2,970,000		2,970,000
Consolidated Communications Illinois/Texas Holdings, Sr. Notes		9.75	4/1/12	761,000		800,952
E*TRADE FINANCIAL, Sr. Unscd. Notes		8.00	6/15/11	320,000		329,600
FCE Bank, Notes	EUR	5.16	9/30/09	2,825,000	c,d	3,771,062
Ford Motor Credit, Notes		5.63	10/1/08	945,000	b	933,062
Ford Motor Credit, Unscd. Notes		7.38	10/28/09	820,000		814,403
Ford Motor Credit, Sr. Unscd. Notes		8.00	12/15/16	1,820,000		1,746,103
Ford Motor Credit, Sr. Unscd. Notes		8.63	11/1/10	1,135,000		1,153,625
Ford Motor Credit, Sr. Unscd. Notes		9.75	9/15/10	368,000	c	384,522
General Motors Acceptance International Finance, Gtd. Notes	EUR	4.38	10/31/07	1,585,000	d	2,139,379
GMAC, Sr. Unsub. Notes	EUR	5.38	6/6/11	1,000,000	d	1,301,420
GMAC, Notes		6.13	1/22/08	1,375,000	b	1,374,989
GMAC, Unsub. Notes		7.75	1/19/10	3,665,000		3,712,308
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	3,935,000	a	3,807,112
Idearc, Gtd. Notes		8.00	11/15/16	1,595,000		1,618,925
K & F Acquisition, Gtd. Notes		7.75	11/15/14	645,000		686,925
Kansas City Southern Railway, Gtd. Notes		7.50	6/15/09	600,000		598,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Nell,				
Gtd. Notes	8.38	8/15/15	2,175,000 a,b	2,093,437
Residential Capital,				
Gtd. Notes	6.50	4/17/13	1,253,000	1,212,556
Residential Capital,				
Gtd. Notes	6.88	6/30/15	825,000	801,386
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	1,730,000	1,600,695
SLM,				
Notes	5.13	8/27/12	1,820,000	1,612,824
Stena,				
Sr. Notes	7.50	11/1/13	1,001,000	1,016,015
UCI Holdco,				
Sr. Notes	12.36	12/15/13	848,420 a,c	865,388
				37,975,188
Diversified Metals & Mining−2.4%				
Consol Energy,				
Gtd. Notes	7.88	3/1/12	1,578,000	1,641,120
CSN Islands IX,				
Gtd. Notes	10.50	1/15/15	1,500,000 a,c	1,747,500
Freeport-McMoRan Copper & Gold,				
Sr. Notes	6.88	2/1/14	500,000 b	508,125
Freeport-McMoRan Copper & Gold,				
Sr. Unscd. Notes	8.25	4/1/15	2,300,000	2,432,250
Gibraltar Industries,				
Gtd. Notes, Ser. B	8.00	12/1/15	670,000 c	659,950
Noranda Aluminium Acquisition,				
Sr. Unscd. Notes	9.36	5/15/15	750,000 a,c	727,500
				7,716,445
Electric Utilities−5.1%				
AES,				
Sr. Unsub. Notes	8.88	2/15/11	1,000,000	1,058,750
AES,				
Scd. Notes	9.00	5/15/15	874,000 a	929,718
AES,				
Sr. Notes	9.38	9/15/10	1,000,000	1,068,750
Edison Mission Energy,				
Sr. Notes	7.00	5/15/17	200,000 a	189,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Edison Mission Energy, Sr. Unscd. Notes	7.50	6/15/13	1,185,000	1,179,075
Mirant Americas Generation, Sr. Unscd. Notes	8.30	5/1/11	1,625,000	1,685,937
Mirant North America, Gtd. Notes	7.38	12/31/13	2,315,000	2,378,662
Nevada Power, Mortgage Notes, Ser. A	8.25	6/1/11	1,321,000	1,436,000
NRG Energy, Gtd. Notes	7.25	2/1/14	1,050,000	1,055,250
NRG Energy, Gtd. Notes	7.38	2/1/16	225,000	226,125
NRG Energy, Gtd. Notes	7.38	1/15/17	565,000	568,531
Reliant Energy, Sr. Notes	7.63	6/15/14	2,640,000 [b]	2,587,200
Sierra Pacific Resources, Sr. Unscd. Notes	8.63	3/15/14	1,910,000 [b]	2,059,576
				16,423,074
Environmental Control—2.0%				
Allied Waste North America, Gtd. Notes	6.88	6/1/17	5,000,000 [b]	4,862,500
Allied Waste North America, Gtd. Notes, Ser. B	9.25	9/1/12	703,000	739,029
WCA Waste, Gtd. Notes	9.25	6/15/14	625,000	653,125
				6,254,654
Food & Beverages—2.6%				
Dean Foods, Gtd. Notes	7.00	6/1/16	750,000	720,000
Del Monte, Sr. Sub. Notes	8.63	12/15/12	1,031,000 [c]	1,069,662
Dole Food, Sr. Notes	8.63	5/1/09	745,000 [c]	746,862
Dole Food, Debs.	8.75	7/15/13	780,000 [b]	764,400
Dole Food, Gtd. Notes	8.88	3/15/11	555,000 [b]	549,450
Smithfield Foods, Sr. Notes, Ser. B	7.75	5/15/13	700,000	714,000

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Food & Beverages (continued)						
Smithfield Foods, Sr. Unscd. Notes		7.75	7/1/17	750,000	b	753,750
Stater Brothers Holdings, Sr. Notes		8.13	6/15/12	2,970,000		3,007,125
						8,325,249
Foreign/Governmental—1.0%						
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	4,850,000	b,d	**3,067,233**
Health Care—6.0%						
Community Health Systems, Sr. Notes		8.88	7/15/15	2,650,000	a,e	2,699,687
DaVita, Gtd. Notes		7.25	3/15/15	1,150,000	b	1,141,375
HCA, Sr. Unscd. Notes		6.95	5/1/12	1,700,000	b	1,640,500
HCA, Sr. Unscd. Notes		8.75	9/1/10	1,860,000		1,946,025
HCA, Scd. Notes		9.13	11/15/14	350,000	a	368,813
HCA, Scd. Notes		9.25	11/15/16	1,300,000	a	1,387,750
Psychiatric Solutions, Gtd. Notes		7.75	7/15/15	1,650,000		1,639,688
Psychiatric Solutions, Sr. Sub. Notes		7.75	7/15/15	2,050,000	a	2,037,187
Tenet Healthcare, Sr. Notes		6.38	12/1/11	375,000		344,531
Tenet Healthcare, Sr. Notes		9.88	7/1/14	2,502,000	b	2,489,490
Triad Hospitals, Sr. Sub. Notes		7.00	11/15/13	3,340,000		3,519,355
						19,214,401
Lodging & Entertainment—9.6%						
AMC Entertainment, Sr. Sub. Notes		8.00	3/1/14	2,800,000		2,758,000
Cinemark, Sr. Discount Notes		9.75	3/15/14	3,250,000	f	2,973,750
Gaylord Entertainment, Gtd. Notes		6.75	11/15/14	1,425,000		1,407,187

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
Gaylord Entertainment, Gtd. Notes	8.00	11/15/13	900,000	916,875
Isle of Capri Casinos, Gtd. Notes	9.00	3/15/12	1,050,000	1,099,875
Leslie's Poolmart, Sr. Notes	7.75	2/1/13	2,025,000	2,025,000
Mandalay Resort Group, Sr. Unscd. Notes	6.50	7/31/09	1,651,000	1,659,255
Marquee Holdings, Sr. Discount Notes	12.00	8/15/14	610,000 [b,f]	533,750
MGM Mirage, Gtd. Notes	8.38	2/1/11	470,000	482,925
MGM Mirage, Gtd. Notes	8.50	9/15/10	1,518,000	1,595,797
Mohegan Tribal Gaming Authority, Gtd. Notes	6.38	7/15/09	2,048,000	2,037,760
Pokagon Gaming Authority, Sr. Notes	10.38	6/15/14	2,825,000 [a]	3,128,687
Scientific Games, Gtd. Notes	6.25	12/15/12	1,940,000	1,874,525
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,200,000	1,222,500
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	1,875,000	1,837,500
Station Casinos, Sr. Sub. Notes	6.50	2/1/14	500,000 [b]	445,000
Vail Resorts, Gtd. Notes	6.75	2/15/14	1,500,000	1,468,125
Wimar OpCo, Sr. Sub. Notes	9.63	12/15/14	3,800,000 [a,b]	3,676,500
				31,143,011
Machinery—2.4%				
Case, Notes	7.25	1/15/16	2,500,000	2,550,000
Columbus McKinnon, Sr. Sub. Notes	8.88	11/1/13	605,000	642,813

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery (continued)				
Douglas Dynamics, Gtd. Notes	7.75	1/15/12	1,980,000 [a]	1,890,900
Terex, Gtd. Notes	7.38	1/15/14	2,725,000	2,738,625
				7,822,338
Manufacturing–2.3%				
Bombardier, Notes	6.30	5/1/14	1,500,000 [a]	1,432,500
Bombardier, Sr. Uscd. Notes	8.00	11/15/14	500,000 [a]	520,000
J.B. Poindexter & Co., Gtd. Notes	8.75	3/15/14	1,500,000 [b]	1,395,000
Mueller Water Products, Sr. Sub. Notes	7.38	6/1/17	385,000 [a]	383,695
Polypore International, Sr. Discount Notes	10.50	10/1/12	2,435,000 [f]	2,361,950
Polypore, Gtd. Notes	8.75	5/15/12	550,000	562,375
RBS Global & Rexnord, Gtd. Notes	9.50	8/1/14	275,000	283,250
RBS Global & Rexnord, Gtd. Notes	11.75	8/1/16	525,000 [b]	567,000
				7,505,770
Media–3.8%				
CSC Holdings, Sr. Notes, Ser. B	7.63	4/1/11	2,000,000	1,995,000
CSC Holdings, Sr. Notes, Ser. B	8.13	7/15/09	750,000	766,875
Dex Media East/Finance, Gtd. Notes	12.13	11/15/12	2,323,000 [b]	2,505,936
Dex Media West/Finance, Gtd. Notes, Ser. B	9.88	8/15/13	2,879,000	3,094,925
Kabel Deutschland, Gtd. Notes	10.63	7/1/14	1,570,000	1,727,000
Nexstar Finance Holdings, Sr. Discount Notes	11.38	4/1/13	956,000 [f]	944,050

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Nexstar Finance, Gtd. Notes	7.00	1/15/14	915,000	910,425
Radio One, Gtd. Notes, Ser. B	8.88	7/1/11	250,000	257,188
				12,201,399
Oil & Gas–5.2%				
Chesapeake Energy, Gtd. Notes	7.00	8/15/14	1,240,000	1,236,900
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	775,000	788,563
Chesapeake Energy, Gtd. Notes	7.63	7/15/13	325,000 b	334,750
Cimarex Energy Gtd. Notes	7.13	5/1/17	1,610,000	1,577,800
Colorado Interstate Gas, Sr. Unscd. Notes	5.95	3/15/15	540,000	528,533
Dynegy Holdings, Sr. Unscd. Notes	8.38	5/1/16	2,435,000	2,392,387
Hanover Equipment Trust, Gtd. Notes, Ser. A	8.50	9/1/08	2,745,000 b,c	2,745,000
Hanover Equipment Trust, Scd. Notes, Ser. B	8.75	9/1/11	15,000 c	15,488
Whiting Petroleum, Gtd. Notes	7.25	5/1/13	2,000,000 b	1,910,000
Williams Cos., Sr. Unscd. Notes	7.13	9/1/11	250,000	257,500
Williams Cos., Notes	7.35	10/1/10	2,375,000 a,b,c	2,464,063
Williams Cos., Sr. Notes	7.63	7/15/19	975,000	1,033,500
Williams Cos., Sr. Unscd. Notes	7.88	9/1/21	1,170,000	1,263,600
				16,548,084
Packaging & Containers–5.7%				
BPC Holding, Scd. Notes	8.88	9/15/14	1,345,000 b	1,368,538
BPC Holding, Scd. Notes	9.24	9/15/14	180,000 b,c	182,700

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers (continued)				
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	3,715,000	3,770,725
Crown Americas/Capital, Gtd. Notes	7.75	11/15/15	3,835,000	3,873,350
Norampac, Gtd. Notes	6.75	6/1/13	2,380,000 b	2,281,825
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	519,000	508,620
Owens Brockway Glass Container, Gtd. Notes	7.75	5/15/11	1,025,000 b	1,057,031
Owens Brockway Glass Container, Gtd. Notes	8.25	5/15/13	515,000	535,600
Owens Brockway Glass Container, Gtd. Notes	8.75	11/15/12	1,156,000	1,210,910
Owens Brockway Glass Container, Gtd. Notes	8.88	2/15/09	822,000	840,495
Owens-Illinois, Debs.	7.80	5/15/18	300,000	304,500
Plastipak Holdings, Sr. Notes	8.50	12/15/15	2,200,000 a,b	2,288,000
				18,222,294
Paper & Forest Products—1.3%				
Georgia-Pacific, Gtd. Notes	7.00	1/15/15	3,410,000 a	3,299,175
Georgia-Pacific, Sr. Uscd. Notes	8.00	1/15/24	725,000	706,875
				4,006,050
Pipelines—.1%				
Dynegy Holdings, Sr. Notes	8.75	2/15/12	270,000	**279,450**
Property & Casualty Insurance—1.2%				
Allmerica Financial, Debs.	7.63	10/15/25	1,500,000	1,566,358
Leucadia National, Sr. Notes	7.13	3/15/17	2,315,000 a	2,257,125
				3,823,483

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Real Estate Investment Trusts–1.3%						
B.F. Saul REIT, Scd. Notes		7.50	3/1/14	1,525,000		1,538,344
Host Marriott, Gtd. Notes, Ser. M		7.00	8/15/12	2,500,000		2,515,625
						4,053,969
Residential Mortgage Pass-Through Ctfs.–.0%						
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M8		7.20	9/25/37	90,000		**72,351**
Retail–1.4%						
Amerigas Partners, Sr. Unscd. Notes		7.25	5/20/15	1,245,000		1,238,775
Central European Distribution, Scd. Bonds	EUR	8.00	7/25/12	500,000	a,d	729,198
Neiman-Marcus Group, Gtd. Notes		9.00	10/15/15	665,000		714,875
Rite Aid, Gtd. Notes		9.38	12/15/15	1,995,000	a,b	1,925,175
						4,608,023
State/Territory Gen Oblg.–1.3%						
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds		6.00	6/1/28	595,000		573,033
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds		7.31	6/1/34	1,475,000		1,505,651
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds		6.50	6/1/23	1,965,000		1,940,339
						4,019,023
Technology–1.9%						
Freescale Semiconductor, Sr. Notes		8.88	12/15/14	2,785,000	a	2,673,600
Freescale Semiconductor, Sr. Sub. Notes		10.13	12/15/16	805,000	a,b	760,725

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Technology (continued)						
NXP/Funding, Scd. Notes		7.88	10/15/14	1,320,000	b	1,306,800
NXP/Funding, Scd. Notes		8.11	10/15/13	325,000	a,c	327,031
Sensata Technologies, Gtd. Notes	EUR	9.00	5/1/16	475,000	d	657,378
Sungard Data Systems, Gtd. Notes		10.25	8/15/15	350,000	b	371,875
						6,097,409
Telecommunications−7.7%						
Arch Western Finance, Gtd. Notes		6.75	7/1/13	750,000	c	723,750
Cricket Communications I, Gtd. Notes		9.38	11/1/14	960,000		996,000
Digicel Group, Sr. Notes		9.13	1/15/15	1,650,000	a	1,631,438
Intelsat Bermuda, Sr. Unscd. Notes		11.25	6/15/16	2,200,000		2,475,000
Intelsat Subsidiary Holding, Sr. Notes		8.25	1/15/13	1,610,000	c	1,642,200
Intelsat Subsidiary Holding, Gtd. Notes		8.63	1/15/15	275,000	c	283,250
Level 3 Financing, Sr. Notes		9.15	2/15/15	1,150,000	a,b,c	1,155,750
Level 3 Financing, Sr. Notes		9.25	11/1/14	400,000		406,000
MetroPCS Wireless, Sr. Notes		9.25	11/1/14	145,000	a	150,438
Metropcs Wireless, Sr. Notes		9.25	11/1/14	870,000	a	902,625
Nordic Telephone Holdings, Scd. Notes	EUR	8.25	5/1/16	1,175,000	a,d	1,709,640
Nordic Telephone Holdings, Scd. Bonds		8.88	5/1/16	300,000	a	319,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Qwest, Bank Note, Ser. B	6.95	6/30/10	375,000 [c]	380,625
Qwest, Bank Note, Ser. B	6.95	6/30/10	477,000 [c]	484,155
Qwest, Sr. Notes	7.88	9/1/11	440,000	460,900
Qwest, Sr. Notes	8.61	6/15/13	710,000 [c]	773,900
US Unwired, Gtd. Notes, Ser. B	10.00	6/15/12	2,149,000 [b]	2,327,586
Wind Acquisition Finance, Scd. Bonds	10.75	12/1/15	500,000 [a]	576,250
Windstream, Gtd. Notes	8.13	8/1/13	5,425,000	5,696,250
Windstream, Gtd. Notes	8.63	8/1/16	1,660,000	1,763,750
				24,859,007
Textiles & Apparel—1.4%				
Invista, Notes	9.25	5/1/12	3,710,000 [a]	3,941,875
Levi Strauss & Co., Sr. Notes	12.25	12/15/12	353,000	383,888
				4,325,763
Transportation—.3%				
Kansas City Southern of Mexico, Sr. Notes	7.63	12/1/13	825,000 [a]	**825,000**
Wire & Cable Products—.2%				
Belden CDT, Sr. Sub. Notes	7.00	3/15/17	500,000 [a]	**495,000**
Total Bonds and Notes (cost $304,398,634)				**307,442,308**

Preferred Stocks—1.6%			Shares	Value ($)
Banks—1.1%				
Sovereign Capital Trust IV, Conv., Cum. $2.1875			71,900	**3,379,300**

Preferred Stocks (continued)	Shares	Value ($)
Media–.5%		
ION Media Networks, Conv	8 [a]	46,114
Spanish Broadcasting System, Ser. B, Cum. $107.50	1,482	1,611,691
		1,657,805
Total Preferred Stocks (cost $5,194,446)		**5,037,105**

Common Stocks–1.1%

	Shares	Value ($)
Aerospace & Defense–.1%		
GenCorp	23,000 [g]	**300,610**
Cable & Media–.1%		
Time Warner Cable, Cl. A	12,220 [g]	**478,657**
Computers–.1%		
Sinclair Broadcast Group, Cl. A	22,550 [g]	**320,661**
Energy–.2%		
Newfield Exploration	12,477 [g]	**568,327**
Health Care–.1%		
Psychiatric Solutions	13,225 [g]	**479,538**
Hotels, Restaurants & Leisure–.2%		
FelCor Lodging Trust	19,610 [g]	**510,448**
Insurance-Multiline–.1%		
Hanover Insurance Group	7,500 [g]	**365,925**
Oil & Gas–.2%		
Williams Cos.	17,307 [g]	**547,247**
Total Common Stocks (cost $3,406,054)		**3,571,413**

Other Investment–.7%

	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $2,157,000)
	2,157,000 [h]	**2,157,000**

Investment of Cash Collateral for Securities Loaned—16.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $51,915,918)	51,915,918 h	**51,915,918**
Total Investments (cost $367,072,052)	**115.6%**	**370,123,744**
Liabilities, Less Cash and Receivables	**(15.6%)**	**(49,927,030)**
Net Assets	**100.0%**	**320,196,714**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $67,875,836 or 21.2% of net assets.*

b *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $51,577,768 and the total market value of the collateral held by the fund is $55,116,218, consisting of cash collateral of $51,915,918 and U.S. Government and agency securities valued at $3,200,300.*

c *Variable rate security—interest rate subject to periodic change.*

d *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real
   EUR—Euro

e *Purchased on a delayed delivery basis.*

f *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

g *Non-income producing security.*

h *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	92.9	Common Stocks	1.1
Money Market Investments	16.9	Foreign/Governmental	1.0
Preferred Stocks	1.6	Asset/Mortgage-Backed	.8
State/Government General Obligations	1.3		**115.6**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities–See Statement of Investments (including securities on loan, valued at $51,577,768)–Note 1(c):		
Unaffiliated issuers	312,999,134	316,050,826
Affiliated issuers	54,072,918	54,072,918
Cash denominated in foreign currencies	710,544	722,044
Interest and dividends receivable		5,918,296
Unrealized appreciation on swap contracts–Note 4		2,234,039
Swaps premium paid		1,707,691
Receivable for investment securities sold		817,647
Receivable for shares of Beneficial Interest subscribed		336,839
Receivable from broker for swap transactions–Note 4		2,551
		381,862,851
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		311,121
Cash overdraft due to Custodian		364,867
Liability for Securities on Loan–Note 1(c)		51,915,918
Payable for investment securities purchased		5,549,529
Unrealized depreciation on swap contracts–Note 4		2,711,070
Payable for shares of Beneficial Interest redeemed		643,304
Unrealized depreciation on forward currency exchange contracts–Note 4		169,887
Interest payable–Note 2		441
		61,666,137
Net Assets ($)		**320,196,714**
Composition of Net Assets ($):		
Paid-in capital		799,900,022
Accumulated distributions in excess of investment income–net		(1,190,490)
Accumulated net realized gain (loss) on investments and foreign currency transactions		(480,939,738)
Accumulated net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions		2,426,920
Net Assets ($)		**320,196,714**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	190,328,653	51,896,381	62,088,594	15,883,086
Shares Outstanding	26,328,442	7,172,229	8,578,578	2,196,114
Net Asset Value Per Share ($)	**7.23**	**7.24**	**7.24**	**7.23**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	12,424,646
Dividends:	
Unaffiliated issuers	172,288
Affiliated issuers	142,139
Income from securities lending	57,110
Total Income	**12,796,183**
Expenses:	
Management fee–Note 3(a)	1,191,655
Distribution and service fees–Note 3(b)	791,063
Interest expense–Note 2	2,182
Total Expenses	**1,984,900**
Investment Income–Net	**10,811,283**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(601,989)
Net realized gain (loss) on swap transactions	(123,522)
Net realized gain (loss) on forward currency exchange contracts	(85,793)
Net realized gain (loss)	**(811,304)**
Net unrealized appreciation (depreciation) on investments, swaps transactions and foreign currency transactions	(2,651,589)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,462,893)**
Net Increase in Net Assets Resulting from Operations	**7,348,390**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Operations ($):		
Investment income−net	10,811,283	25,032,256
Net realized gain (loss) on investments	(811,304)	5,023,959
Net unrealized appreciation (depreciation) on investments	(2,651,589)	2,272,264
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,348,390**	**32,328,479**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(7,031,664)	(16,213,908)
Class B shares	(1,968,328)	(5,618,531)
Class C shares	(2,045,184)	(4,708,337)
Class I shares	(707,519)	(1,384,831)
Total Dividends	**(11,752,695)**	**(27,925,607)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	12,385,561	24,562,106
Class B shares	371,923	2,985,895
Class C shares	2,653,116	7,985,544
Class I shares	2,672,456	3,347,791
Dividends reinvested:		
Class A shares	3,634,908	8,054,669
Class B shares	989,025	2,649,119
Class C shares	800,083	1,924,723
Class I shares	680,923	1,363,284
Cost of shares redeemed:		
Class A shares	(25,174,455)	(69,472,740)
Class B shares	(16,651,780)	(34,967,375)
Class C shares	(6,237,253)	(19,803,807)
Class I shares	(5,242,312)	(5,433,618)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(29,117,805)**	**(76,804,409)**
Total Increase (Decrease) in Net Assets	**(33,522,110)**	**(72,401,537)**
Net Assets ($):		
Beginning of Period	353,718,824	426,120,361
End of Period	**320,196,714**	**353,718,824**
Distributions in excess of investment income−net	(1,190,490)	(249,078)

	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31, 2006
Capital Share Transactions:		
Class A[b]		
Shares sold	1,681,863	3,402,897
Shares issued for dividends reinvested	494,189	1,115,544
Shares redeemed	(3,417,632)	(9,623,951)
Net Increase (Decrease) in Shares Outstanding	**(1,241,580)**	**(5,105,510)**
Class B[b]		
Shares sold	50,626	412,273
Shares issued for dividends reinvested	134,273	366,732
Shares redeemed	(2,257,964)	(4,834,773)
Net Increase (Decrease) in Shares Outstanding	**(2,073,065)**	**(4,055,768)**
Class C		
Shares sold	359,739	1,104,471
Shares issued for dividends reinvested	108,614	266,305
Shares redeemed	(845,540)	(2,736,302)
Net Increase (Decrease) in Shares Outstanding	**(377,187)**	**(1,365,526)**
Class I		
Shares sold	362,716	461,934
Shares issued for dividends reinvested	92,512	188,704
Shares redeemed	(722,005)	(756,747)
Net Increase (Decrease) in Shares Outstanding	**(266,777)**	**(106,109)**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *During the period ended June 30, 2007, 735,652 Class B shares representing $5,425,088, were automatically converted to 736,363 Class A shares and during the period ended December 31, 2006, 1,462,933 Class B shares representing $10,587,498 were automatically converted to 1,464,542 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	7.33	7.24	7.65	7.43	6.28	7.94
Investment Operations:						
Investment income—net[b]	.24	.49	.51	.52	.63	.68
Net realized and unrealized gain (loss) on investments	(.08)	.14	(.36)	.23	1.17	(1.62)
Total from Investment Operations	.16	.63	.15	.75	1.80	(.94)
Distributions:						
Dividends from investment income—net	(.26)	(.54)	(.56)	(.53)	(.65)	(.72)
Net asset value, end of period	7.23	7.33	7.24	7.65	7.43	6.28
Total Return (%)[c]	2.59[d]	8.66	2.22	10.44	29.87	(12.19)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.95	.95	.95	.97	.96
Ratio of net investment income to average net assets	6.57[e]	6.76	6.93	7.00	8.87	10.05
Portfolio Turnover Rate	32.53[d]	29.98	40.57	129.27	235.42	340.47
Net Assets, end of period ($ x 1,000)	190,329	202,098	236,421	286,342	191,270	121,775

[a] *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	7.34	7.24	7.65	7.43	6.28	7.94
Investment Operations:						
Investment income—net[b]	.22	.45	.46	.47	.59	.66
Net realized and unrealized gain (loss) on investments	(.08)	.16	(.35)	.25	1.18	(1.64)
Total from Investment Operations	.14	.61	.11	.72	1.77	(.98)
Distributions:						
Dividends from investment income—net	(.24)	(.51)	(.52)	(.50)	(.62)	(.68)
Net asset value, end of period	7.24	7.34	7.24	7.65	7.43	6.28
Total Return (%)[c]	2.34[d]	8.12	1.73	10.06	29.25	(12.64)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.45[e]	1.45	1.45	1.45	1.47	1.46
Ratio of net investment income to average net assets	6.05[e]	6.25	6.36	6.50	8.46	9.41
Portfolio Turnover Rate	32.53[d]	29.98	40.57	129.27	235.42	340.47
Net Assets, end of period ($ x 1,000)	51,896	67,834	96,334	167,756	239,015	230,011

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

	Six Months Ended June 30, 2007		Year Ended December 31,			
Class C Shares	(Unaudited)	2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	7.34	7.24	7.65	7.43	6.28	7.95
Investment Operations:						
Investment income—net[b]	.21	.43	.45	.46	.57	.64
Net realized and unrealized gain (loss) on investments	(.08)	.16	(.36)	.24	1.18	(1.65)
Total from Investment Operations	.13	.59	.09	.70	1.75	(1.01)
Distributions:						
Dividends from investment income—net	(.23)	(.49)	(.50)	(.48)	(.60)	(.66)
Net asset value, end of period	7.24	7.34	7.24	7.65	7.43	6.28
Total Return (%)[c]	2.21[d]	7.85	1.48	9.63	29.10	(12.97)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	1.70	1.70	1.70	1.72	1.71
Ratio of net investment income to average net assets	5.82[e]	6.01	6.14	6.26	8.15	9.17
Portfolio Turnover Rate	32.53[d]	29.98	40.57	129.27	235.42	340.47
Net Assets, end of period ($ x 1,000)	62,089	65,728	74,770	115,309	86,479	62,036

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2007 (Unaudited)[a]	Year Ended December 31,				
		2006	2005	2004[b]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	7.33	7.24	7.65	7.43	6.27	7.94
Investment Operations:						
Investment income—net[c]	.26	.51	.53	.52	.67	.70
Net realized and unrealized gain (loss) on investments	(.09)	.14	(.36)	.25	1.16	(1.64)
Total from Investment Operations	.17	.65	.17	.77	1.83	(.94)
Distributions:						
Dividends from investment income—net	(.27)	(.56)	(.58)	(.55)	(.67)	(.73)
Net asset value, end of period	7.23	7.33	7.24	7.65	7.43	6.27
Total Return (%)	2.72[d]	8.92	2.34	10.87	30.15	(11.99)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70[e]	.70	.70	.70	.72	.70
Ratio of net investment income to average net assets	6.81[e]	7.01	7.18	7.31	9.26	10.08
Portfolio Turnover Rate	32.53[d]	29.98	40.57	129.27	235.42	340.47
Net Assets, end of period ($ x 1,000)	15,883	18,059	18,595	21,714	1,283	114

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I.*
[b] *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term High Yield Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, the Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares. Effective, June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class I. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $478,138,042 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $44,631,820 expires in fiscal 2007, $53,989,658 expires in fiscal 2008, $161,394,992 expires in fiscal 2009, $138,776,715 expires in fiscal 2010, $72,493,638 expires in fiscal 2011 and $6,851,219 expires in fiscal 2013. Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carryforwards, brought forward as a result of the fund's merger with the following funds may apply: Dreyfus Short Term High Yield Fund, Dreyfus Premier High Yield Securities Fund and High Yield Total Fund. It is probable that the fund will not be able to utilize most of its capital loss carryovers prior to its expiration date.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $27,925,607. The tax character of current year distributions will be determined at the end of the current year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other

Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended June 30, 2007, was approximately $75,500 with a related weight average annualized interest rate of 5.83%.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2007, the Distributor retained $2,308 from commissions earned on sales of the fund's Class A shares and $106,394 and $1,824 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% and .75% of the value of the average daily net assets of Class B and Class C shares, respectively. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended June 30, 2007, Class A, Class B and Class C shares were charged $246,929, $148,551 and $240,980, respectively, pursuant to their respective Plans. During the period ended June 30, 2007, Class B and Class C shares were charged $74,276 and $80,327, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $186,719, Rule 12b-1 distribution plan fees $100,523 and service plan fees $23,879.

(c) The Trust and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and swap transactions during the period ended June 30, 2007, amounted to $107,951,445 and $134,505,878, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Depreciation ($)
Sells:				
Euro, Expiring 09/19/2007	7,220,000	9,627,653	9,797,540	**(169,887)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. The following summarizes open credit default swaps entered into by the fund at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration Date	Unrealized Appreciation (Depreciation) ($)
840,000	ABX HE 07-1 Bbb Index Cusip	UBS Securities, Inc	2.24	8/25/2037	(305,878)
7,977,500	Dow Jones CDX.NA.IG.4 Index	Lehman Brothers Inc.	(.35)	6/20/2010	(72,419)
5,022,500	Dow Jones CDX.NA.IG.4 Index	Merrill Lynch Pierce Fenner & Smith	(.31)	6/20/2010	(1,945,848)
3,049,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase	(.19)	12/20/2011	195,081
800,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase	(.37)	12/20/2016	(4,796)
1,700,000	Kimberly Clark, 6.875%, 2/15/2014	Morgan Stanley, Dean Witter & Co.	(.37)	12/20/2016	(8,847)
2,500,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase	(.37)	12/20/2016	(12,499)
2,675,000	Owens-Brockway Glass Container, 8.875%, 2/15/2009	J.P. Morgan Chase	(1.95)	6/20/2010	(61,171)
2,675,000	Owens-Illinois, 7.5%, 5/15/2010	J.P. Morgan Chase	2.60	6/20/2010	25,640
2,425,000	SMAM IG/HY 0-3% Model 12.6 2013	Barclays Capital Inc.	13.40	6/20/2012	(282,964)
2,425,000	SMAM LBO 5-7% @ 480 6/20/17	Barclays Capital Inc.	(4.80)	6/20/2017	(16,648)
8,390,000	Structured Model Porfolio 0-3%	UBS Securities, Inc	–	9/20/2013	2,013,317
					(477,032)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2007, accumulated net unrealized appreciation on investments was $3,051,692, consisting of $7,205,492 gross unrealized appreciation and $4,153,800 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management
Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group
of retail front-end load, high current yield funds (the "Performance
Group") and to a larger universe of funds, consisting of all retail and
institutional high current yield funds (the "Performance Universe")
selected and provided by Lipper, Inc., an independent provider of
investment company data. The Board was provided with a description
of the methodology Lipper used to select the Performance Group and
Performance Universe, as well as the Expense Group and Expense
Universe (discussed below). The Board members discussed the results
of the comparisons and noted that the fund's yield performance for the
past ten one-year periods ended November 30th (1997-2006) was
above the Performance Group and Performance Universe medians
(except it was below the Performance Group median for the one-year
ended November 30, 2001). The Board members noted that the fund's
total return performance was below the Performance Group and
Performance Universe medians for various periods ended November
30, 2007 (except it was at the Performance Group median and above
the Performance Universe median for the 4-year period). The Board
members also noted that a new primary portfolio manager had been
put into place effective October 2006. The Manager also provided a
comparison of the fund's total returns to the returns of the fund's
benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and
expense ratio and reviewed the range of management fees and expense
ratios of a comparable group of funds (the "Expense Group") and a
broader group of funds (the "Expense Universe"), each selected and
provided by Lipper. Noting that the fund was the only fund in the
Expense Group with a "unitary fee structure", the Board members
noted that the fund's management fee was above the Expense Group
and Expense Universe medians and its expense ratio was below the
Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• While the Board was satisfied with the fund's yield performance, it was somewhat concerned with the fund's total return performance. The Board members noted that a new primary portfolio manager had been put in place effective October 2006 and determined to continue to monitor the fund's performance closely.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

For More Information

Dreyfus Premier
Limited Term
High Yield Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DPLTX | Class B: DLTBX | Class C: PTHIX |
| | Class I: DLHRX | | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0029SA0607

Dreyfus Premier Managed Income Fund

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Managed Income Fund, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and bond yields within a relatively narrow trading range. As always, your financial advisor can help you position your fixed-income investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

Gains early in the reporting period were tempered by heightened volatility in late May and June, when economic and inflation concerns led to a sharp decline in bond prices. The fund's Class A and Class I shares produced higher returns than its benchmark, largely on the strength of favorable security selections among corporate bonds as well as our interest-rate and yield curve strategies. Please note that effective June 1, 2007, Class R shares were renamed Class I shares.

For the six-month period ended June 30, 2007, Dreyfus Premier Managed Income Fund produced total returns of 1.22% for Class A shares, 0.85% for Class B shares, 0.84% for Class C shares and 1.34% for Class I shares.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the fund's benchmark, produced a total return of 0.98% for the same period.[2]

The Fund's Investment Approach

The fund seeks high current income consistent with what is believed to be prudent risk of capital. The fund invests at least 65% of its total assets in various types of U.S. government and corporate debt obligations rated investment grade (or their unrated equivalent as determined by Dreyfus). The fund also normally invests at least 65% of its total assets in debt obligations having effective maturities of 10 years or less. We do not attempt to match the sector percentages of any index, nor do we attempt to predict the direction of interest rates by substantially altering the fund's sensitivity to changes in rates. Instead, the heart of our investment process is selecting individual securities that possess a combination of superior fundamentals and attractive relative valuations.

Bouts of Market Volatility Hurt Bond Prices

Moderating economic growth and generally benign inflation helped support bond prices early in the reporting period. Despite bouts of volatility stemming from turmoil in the sub-prime mortgage market, investor sentiment remained favorable as the Federal Reserve Board (the "Fed") left short-term interest rates unchanged in its attempt to keep the U.S. economy growing without stimulating a reacceleration of inflation.

After rallying early in the year, the market suffered a sharp decline in late May and June, when signs of mounting inflationary pressures and credit concerns in some of the market's riskier sectors caused investor sentiment to deteriorate. As a result, bond prices declined over the reporting period overall, partly offsetting positive returns derived from income.

Corporate Bonds Helped Support the Fund's Returns

Although prices of high yield corporate bonds declined somewhat due to weakening investor sentiment, their relatively high yields enabled them to post above-average returns over the first half of 2007. The fund participated in the high yield market's relative strength, avoiding the full brunt of price declines by focusing primarily on credits with maturities in the one- to two-year range, which tend to be less sensitive to changes in perceived credit quality and interest rates. We found such opportunities from issuers that we believed exhibited improving credit characteristics, including gaming companies and the financing arms of major automobile manufacturers.

The fund also benefited from owning investment-grade corporate bonds, where we attempted to avoid issuers that we regarded as susceptible to leveraged buyouts. Instead, we emphasized regulated industries, such as utilities and real estate investment trusts, and we favored shorter-maturity bonds, which may be tendered by their issuers to improve cash flow in the event of a leveraged buyout.

In addition, the fund's holdings of international bonds issued in emerging market countries produced attractive returns, including securities denominated in U.S. dollars and local currencies. Bonds from Brazil proved to be particularly rewarding due to their high yields and currency appreciation relative to the U.S. dollar. However, bonds from developed markets such as Japan and Sweden did not perform as strongly as we expected due to rising interest rates in those countries.

Although the fund's slightly longer-than-average duration posture detracted from relative performance early in the reporting period, it helped shelter the fund from the market's decline in May and June. Our yield-curve strategy, which emphasized intermediate-term bonds and de-emphasized bonds at the longer end of the maturity range, also helped support relative performance when yield differences steepened along the market's maturity range.

Finally, mortgage-backed securities produced mixed results. An under-weight position in mortgages constrained returns in the low volatility environment early in the reporting period, but helped during more volatile market conditions in May and June.

The Fund Is Positioned for Stable Interest Rates

Recent economic and inflation data suggest to us that the Fed is likely to remain on hold for some time, and we have modestly increased the fund's average duration in an attempt to capture incrementally higher yields. Conversely, we have trimmed our positions in investment-grade credits while intensifying our focus on bonds with strong covenants that discourage leveraged buyouts. We have maintained the fund's exposure to bonds in certain emerging markets where yields and interest-rate trends appear attractive to us.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Managed Income Fund from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.74	$ 8.47	$ 8.47	$ 3.49
Ending value (after expenses)	$1,012.20	$1,008.50	$1,008.40	$1,013.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.76	$ 8.50	$ 8.50	$ 3.51
Ending value (after expenses)	$1,020.08	$1,016.36	$1,016.36	$1,021.32

† Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.70% for Class B, 1.70% for Class C and .70% for Class I; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

6

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Bonds and Notes–134.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Aerospace & Defense–.1%					
L-3 Communications, Gtd. Bonds	3.00	8/1/35	45,000		**50,963**
Agricultural–.2%					
Philip Morris, Debs.	7.75	1/15/27	105,000		**123,128**
Asset-Backed Ctfs./ Auto Receivables–3.6%					
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	120,000	a	119,554
BMW Vehicle Owner Trust, Ser. 2004-A, Cl. A4	3.32	2/25/09	81,784		81,579
Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. C,	4.73	9/15/10	425,000		419,140
Capital Auto Receivables Asset Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	500,000	a	490,225
Daimler Chrysler Auto Trust, Ser. 2004-A, Cl. CTFS	2.85	8/8/10	110,000		109,332
Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C	4.19	7/15/09	50,000		49,795
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	125,000		124,020
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000	a	250,078
Hyundai Auto Receivables Trust, Ser. 2006-A, Cl. A2	5.13	2/16/09	17,038		17,052
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	50,000		49,728
Nationstar Home Equity Loan Trust, Ser. 2007-C, Cl. 2AV1	5.38	6/25/37	105,000	b	105,000
Option One Mortgage Loan Trust, Ser. 2007-6, Cl. 2A1	5.38	7/25/37	49,034	b	49,065
WFS Financial Owner Trust, Ser. 2004-4, Cl. B	3.13	5/17/12	65,183		64,084
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	59,698		58,957
WFS Financial Owner Trust, Ser. 2005-3, Cl. B	4.50	5/17/13	95,000		93,700
WFS Financial Owner Trust, Ser. 2005-3, Cl. C	4.54	5/17/13	50,000		49,278

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Auto Receivables (continued)				
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	170,000	168,207
				2,298,794
Asset-Backed Ctfs./				
Home Equity Loans—7.0%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A3	5.50	4/25/36	700,000 [b]	700,898
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	124,008 [b]	123,862
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	550,000 [a]	550,000
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	140,000 [b]	135,079
Countrywide Asset-Backed Certificates, Ser. 2006-1, Cl. AF1	5.45	7/25/36	44,153 [b]	44,182
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	160,000 [b]	157,419
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	77,123 [b]	76,847
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF5	5.65	12/25/35	235,000 [b]	227,128
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	34,378 [b]	34,275
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1	5.50	1/25/37	93,111 [b]	93,075
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. AF1A	5.40	11/25/36	112,978 [b]	113,048
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	19,449 [b]	19,454
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	75,000 [b]	73,810
Nationstar Home Equity Loan Trust, Ser. 2007-A, Cl. AV2	5.42	3/25/37	400,000 [b]	400,248
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	150,516 [b]	149,894

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	145,000 [b]	142,959
Renaissance Home Equity Loan Trust, Ser. 2006-4, Cl. AV1	5.39	1/25/37	84,146 [b]	84,192
Renaissance Home Equity Loan Trust, Ser. 2007-2, Cl. AV1	5.43	6/25/37	265,000 [b]	265,164
Renaissance Home Equity Loan Trust, Ser. 2006-1, Cl. AF2	5.53	5/25/36	221,630 [b]	220,906
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF2	5.58	11/25/36	250,000 [b]	249,265
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF1	5.92	11/25/36	144,929 [b]	144,616
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	88,076 [b]	87,878
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9	6.64	8/25/35	130,000 [b]	105,695
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AI6	4.55	12/25/34	145,000	137,993
Residential Asset Securities, Ser. 2001-KS3, Cl. MII1	6.15	9/25/31	66,815 [b]	66,879
				4,404,766
Asset-Backed Ctfs./				
Manufactured Housing—.5%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	61,349	63,265
Origen Manufactured Housing, Ser. 2004-B, Cl. A2	3.79	12/15/17	45,905	45,105
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	115,000	113,587
Vanderbilt Mortgage Finance, Ser. 1999-A, Cl. 1A6	6.75	3/7/29	80,000	81,767
				303,724
Automobile Manufacturers—1.2%				
Daimler Chrysler N.A. Holding, Gtd. Notes	5.71	3/13/09	320,000 [b]	320,724
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	65,000	63,804

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automobile Manufacturers (continued)				
DaimlerChrysler N.A. Holding, Gtd. Notes	5.79	3/13/09	135,000 b	135,624
DaimlerChrysler N.A. Holding, Gtd. Notes, Ser. E	5.89	10/31/08	250,000 b	251,453
				771,605
Automotive, Trucks & Parts−.0%				
Goodyear Tire & Rubber, Sr. Notes	9.13	12/1/09	30,000 a,b	**30,225**
Banks−6.4%				
Capital One Financial, Sr. Unsub. Notes	5.64	9/10/09	540,000 b	541,788
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	145,000	145,000
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	200,000 a,b	189,071
Colonial Bank, Sub. Notes	6.38	12/1/15	250,000	252,042
Glitnir Banki, Unscd. Bonds	7.45	9/14/49	250,000 a,b	259,967
Greater Bay Bancorp, Sr. Notes, Ser. B	5.25	3/31/08	100,000	99,759
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	275,000 a,b	267,528
Islandsbanki, Notes	5.52	10/15/08	87,000 a,b	86,934
Landsbanki Islands, Sr. Notes	6.06	8/25/09	250,000 a,b	252,723
Marshall and Ilsley Bank, Sub. Notes	5.63	12/4/12	260,000 b	260,320
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	180,000	187,258
Northern Rock, Sub. Notes	6.59	6/28/49	100,000 a,b	100,681
Popular North America, Notes	5.71	12/12/07	125,000 b	125,202
Sovereign Bancorp, Sr. Unscd. Notes	5.59	3/23/10	250,000 b	250,230
Sovereign Bancorp, Sr. Notes	5.64	3/1/09	195,000 b	195,540

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	35,000 [b]	34,822
USB Capital IX, Gtd. Notes	6.19	4/15/49	500,000 [b,c]	504,111
Western Financial Bank, Sub. Debs.	9.63	5/15/12	165,000	176,810
Zions Bancorporation, Sr. Unscd. Notes	5.48	4/15/08	105,000 [b]	105,085
				4,034,871
Building & Construction−.8%				
American Standard, Gtd. Notes	7.38	2/1/08	145,000	146,204
Centex, Notes	4.75	1/15/08	65,000	64,814
D.R. Horton, Gtd. Notes	5.88	7/1/13	120,000	114,308
D.R. Horton, Sr. Unsub. Notes	6.00	4/15/11	15,000	14,634
Masco, Sr. Unscd. Notes	5.66	3/12/10	140,000 [b]	140,208
				480,168
Chemicals−.3%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	29,000	30,305
Lubrizol, Debs.	6.50	10/1/34	70,000	67,781
RPM International, Sr. Notes	4.45	10/15/09	125,000	121,875
				219,961
Commercial & Professional Services−.3%				
ERAC USA Finance, Notes	5.61	4/30/09	70,000 [a,b]	70,217
ERAC USA Finance, Notes	7.95	12/15/09	100,000 [a]	105,251
				175,468
Commercial Mortgage Pass-Through Ctfs.−5.5%				
Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A	5.60	1/25/37	192,758 [a,b]	192,758

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	5.72	11/25/35	154,706 [a,b]	155,141
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5	5.97	1/25/36	86,637 [a,b]	86,691
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B1	6.42	11/25/35	81,424 [a,b]	81,618
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.32	11/25/35	81,424 [a,b]	82,700
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	4/13/12	295,000	285,731
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	125,000 [b]	122,478
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	120,000	115,620
Chase Commercial Mortgage Securities, Ser. 1997-2, Cl. C	6.60	12/19/29	40,000	40,030
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.51	5/15/23	20,000 [a,b]	20,028
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	115,000 [a]	113,519
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	75,000 [a]	73,780
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	116,132	116,895
DLJ Commercial Mortgage, Ser. 1998-CGI, Cl. A1B	6.41	6/10/31	335,540	336,950
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	160,000 [a]	159,265
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 [a]	34,993
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F	5.80	3/6/20	120,000 [a,b]	120,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G	5.84	3/6/20	150,000 [a,b]	150,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.37	3/6/20	95,000 [a,b]	95,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	6.62	3/6/20	330,000 [a,b]	330,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)					
Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1	3.89	5/28/40	47,731	a	47,267
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	118,811		120,175
Morgan Stanley Capital I, Ser. 1999-CAM1, Cl. A4	7.02	3/15/32	36,242		36,790
Morgan Stanley Dean Witter Capital I, Ser. 2001-PPM, Cl. A3	6.54	2/15/31	108,758		110,650
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	70,000	a	69,075
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	353,325	a	341,976
					3,439,130
Diversified Financial Services—9.4%					
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	235,000	b	245,156
Amvescap, Gtd. Notes	5.63	4/17/12	290,000		287,999
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	340,000	a	335,893
CIT Group, Sr. Notes	5.51	8/15/08	185,000	b	185,034
Countrywide Financial, Gtd. Notes	5.49	1/5/09	260,000	b	259,355
FCE Bank, Notes EUR	5.16	9/30/09	100,000	b,d	133,489
Ford Motor Credit, Notes	5.63	10/1/08	335,000		330,768
Ford Motor Credit, Unscd. Notes	6.19	9/28/07	130,000	b	130,000
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	100,000	a,b	103,977
Glencore Funding, Gtd. Notes	6.00	4/15/14	140,000	a	137,588
GMAC, Unsub. Notes	6.61	5/15/09	155,000	b	155,074
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	305,000	b	297,976

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
HSBC Finance, Sr. Notes	5.71	9/14/12	280,000 b	280,578
International Lease Finance, Sr. Unscd. Notes	5.58	5/24/10	125,000 b	125,372
Janus Capital Group, Notes	6.25	6/15/12	215,000	216,670
Jefferies Group, Sr. Notes, Ser. B	7.50	8/15/07	70,000	70,094
Jefferies Group, Sr. Unscd. Notes	7.75	3/15/12	140,000	150,159
John Deere Capital, Notes	5.40	9/1/09	80,000 b	80,075
Kaupthing Bank, Sr. Notes	6.06	1/15/10	235,000 a,b	237,595
Lehman Brothers Capital Trust VII, Notes	5.86	11/29/49	285,000 b	279,467
Leucadia National, Sr. Unscd. Notes	7.00	8/15/13	115,000	113,275
MBNA Capital, Gtd. Cap. Secs., Ser. A	8.28	12/1/26	80,000	83,494
Merrill Lynch, Notes, Ser. C	5.58	2/5/10	80,000 b	80,317
NIPSCO Capital Markets, Notes	7.86	3/27/17	75,000	81,027
Residential Capital, Gtd. Notes	6.38	6/30/10	125,000	123,469
Residential Capital, Gtd. Notes	6.66	11/21/08	175,000 b	175,524
Residential Capital, Gtd. Notes	7.19	4/17/09	240,000 a,b	239,027
SB Treasury, Bonds	9.40	12/29/49	280,000 a,b	289,781
SLM, Unscd. Notes, Ser. A	4.50	7/26/10	180,000	166,546
SLM, Unscd. Notes, Ser. A	5.50	7/27/09	285,000 b	278,015
Tokai Preferred Capital, Bonds	9.98	12/29/49	220,000 a,b	228,870
				5,901,664

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Metals & Mining−.2%				
Falconbridge, Bonds	5.38	6/1/15	25,000	24,056
Noranda, Notes	6.00	10/15/15	75,000	75,089
				99,145
Electric Utilities−3.3%				
AES, Sr. Notes	9.38	9/15/10	20,000	21,375
Dominion Resources, Sr. Unscd. Notes, Ser. B	5.54	11/14/08	140,000 [b]	140,194
Dominion Resources, Sr. Notes, Ser. D	5.66	9/28/07	255,000 [b]	255,073
FirstEnergy, Unsub. Notes, Ser. B	6.45	11/15/11	235,000	241,199
IPALCO Enterprises, Scd. Notes	8.63	11/14/11	75,000 [b]	80,625
National Grid, Sr. Unscd. Notes	6.30	8/1/16	150,000	153,000
Niagara Mohawk Power, Sr. Notes, Ser. G	7.75	10/1/08	90,000	92,311
NiSource Finance, Gtd. Notes	5.93	11/23/09	275,000 [b]	275,580
Ohio Power, Unscd. Notes	5.53	4/5/10	145,000 [b]	145,194
TXU Electric Delivery, Bonds	5.74	9/16/08	460,000 [a,b]	460,284
TXU, Sr. Notes, Ser. O	4.80	11/15/09	145,000	141,803
TXU, Unscd. Notes, Ser. C	6.38	1/1/08	65,000	65,487
				2,072,125
Environmental Control−.3%				
Allied Waste North America, Scd. Notes, Ser. B	5.75	2/15/11	45,000	43,031
Allied Waste North America, Scd. Notes	6.38	4/15/11	50,000	48,875
Oakmont Asset Trust, Notes	4.51	12/22/08	130,000 [a]	128,269
				220,175

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages−.7%					
H.J. Heinz, Notes		6.43	12/1/20	150,000 a	151,547
Safeway, Sr. Unscd. Notes		4.13	11/1/08	85,000	83,709
Stater Brothers Holdings, Sr. Notes		7.75	4/15/15	35,000 a	35,263
Stater Brothers Holdings, Sr. Notes		8.13	6/15/12	100,000	101,250
Tyson Foods, Sr. Unscd. Notes		6.85	4/1/16	80,000 b	82,539
					454,308
Foreign/Governmental−3.4%					
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.84	6/16/08	220,000 b	219,450
Federal Republic of Brazil, Unscd. Bonds	BRL	12.50	1/5/16	675,000 c,d	426,883
Mexican Bonos, Bonds, Ser. M	MXN	9.00	12/22/11	2,600,000 d	252,625
Mexican Bonos, Bonds, Ser. M 30	MXN	10.00	11/20/36	1,220,000 d	142,954
Republic of Argentina, Bonds		5.48	8/3/12	770,000 b	563,062
Republic of El Salvador, Unscd. Notes		8.50	7/25/11	60,000 a	66,600
Russian Federation, Unsub. Bonds		8.25	3/31/10	426,678 a	443,746
					2,115,320
Health Care−.8%					
Baxter International, Sr. Unscd. Notes		5.20	2/16/08	140,000	139,816
HCA, Sr. Unscd. Notes		7.88	2/1/11	115,000	117,015
HCA, Sr. Unscd. Notes		8.75	9/1/10	80,000	83,700
Medco Health Solutions, Sr. Unscd. Notes		7.25	8/15/13	60,000	63,212
Tenet Healthcare, Sr. Notes		6.38	12/1/11	125,000	114,844
					518,587

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment−.4%				
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	15,000 e	13,725
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	155,000	162,944
Mohegan Tribal Gaming Authority,				
Sr. Unscd. Notes	6.13	2/15/13	20,000	19,500
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	70,000	68,600
				264,769
Machinery−.3%				
Case New Holland,				
Gtd. Notes	7.13	3/1/14	65,000	66,137
Terex,				
Gtd. Notes	7.38	1/15/14	115,000	115,575
				181,712
Manufacturing−.1%				
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	60,000	**69,458**
Media−1.2%				
Comcast,				
Gtd. Notes	5.66	7/14/09	450,000 b	450,251
Time Warner,				
Gtd. Notes	5.59	11/13/09	290,000 b	290,438
				740,689
Oil & Gas−2.7%				
Anadarko Petroleum,				
Sr. Unscd. Notes	5.76	9/15/09	534,000 b	534,749
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	50,000	53,677
BJ Services,				
Sr. Unscd. Notes	5.53	6/1/08	500,000 b	500,548
Enterprise Products Operating,				
Gtd. Notes, Ser. B	4.00	10/15/07	405,000	403,350
Northwest Pipeline,				
Sr. Unscd. Notes	6.63	12/1/07	210,000	211,575
				1,703,899
Packaging & Containers−.1%				
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	75,000	**76,125**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Paper & Forest Products–.3%				
Sappi Papier Holding, Gtd. Notes	6.75	6/15/12	105,000 [a]	103,870
Temple-Inland, Gtd. Notes	6.63	1/15/18	105,000	104,766
				208,636
Property & Casualty Insurance–2.0%				
Allmerica Financial, Debs.	7.63	10/15/25	75,000	78,318
Chubb, Sr. Unscd. Notes	5.47	8/16/08	250,000	249,873
Hartford Financial Services Group, Sr. Notes	5.66	11/16/08	250,000	250,369
Leucadia National, Sr. Notes	7.13	3/15/17	355,000 [a]	346,125
Lincoln National, Sr. Unscd. Notes	5.44	3/12/10	240,000 [b]	240,341
Phoenix Cos., Sr. Unscd. Notes	6.68	2/16/08	70,000	70,272
				1,235,298
Real Estate Investment Trusts–3.2%				
Archstone-Smith Operating Trust, Notes	3.00	6/15/08	85,000	82,854
Archstone-Smith Operating Trust, Notes	5.00	8/15/07	75,000	74,976
Boston Properties, Sr. Notes	5.63	4/15/15	85,000	83,947
Commercial Net Lease Realty, Sr. Unscd. Notes	6.15	12/15/15	100,000	99,588
Duke Realty, Notes	3.50	11/1/07	70,000	69,547
Duke-Weeks Realty, Sr. Notes	6.95	3/15/11	170,000	177,277
ERP Operating, Notes	4.75	6/15/09	55,000	54,208
ERP Operating, Notes	5.13	3/15/16	75,000	70,935

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	50,000	48,645
Federal Realty Investment Trust, Notes	6.00	7/15/12	55,000	55,578
Healthcare Realty Trust, Unscd. Notes	8.13	5/1/11	225,000	242,279
HRPT Properties Trust, Sr. Unscd. Notes	5.96	3/16/11	125,000 b	125,160
Istar Financial, Sr. Unscd. Notes	5.71	3/9/10	300,000 b	300,526
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	130,000	127,791
Mack-Cali Realty, Sr. Unscd. Notes	5.13	1/15/15	75,000	71,380
Mack-Cali Realty, Notes	5.25	1/15/12	55,000	53,764
Regency Centers, Gtd. Notes	5.25	8/1/15	125,000	119,152
Simon Property Group, Notes	4.60	6/15/10	105,000	102,309
Simon Property Group, Notes	4.88	8/15/10	75,000	73,651
				2,033,567
Residential Mortgage Pass-Through Ctfs.–4.6%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	65,781 a,b	65,675
Banc of America Mortgage Securities, Ser. 2004-F, Cl. 2A7	4.14	7/25/34	279,967 b	273,869
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	53,601 b	53,607
ChaseFlex Trust, Ser. 2006-2, Cl. A5	5.99	9/25/36	120,000 b	118,765
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	22,373 b	22,277

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. A1A	5.44	9/25/37	96,798 b	96,874
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	84,221 b	84,051
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	6.07	2/25/36	126,309 b	125,601
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	6.82	2/25/36	93,562 b	89,180
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	66,566 b	66,727
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.16	9/25/36	97,513 b	98,161
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	105,000 b	103,678
J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.49	2/25/35	67,109 b	65,262
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	70,000 b	68,917
Nomura Asset Acceptance, Ser. 2005-AP1, Cl. 2A5	4.86	2/25/35	200,000 b	193,515
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	150,000 b	144,464
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	115,000 b	110,846
Soundview Home Equity Loan Trust, Ser. 2007-NS1, Cl. A1	5.44	1/25/37	74,037 b	74,089
Structured Asset Mortgage Investments, Ser. 1998-2, Cl. B	5.89	4/30/30	1,750 b	1,742
Washington Mutual, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	135,000 b	131,584
Washington Mutual, Ser. 2003-AR10, Cl. A6	4.06	10/25/33	203,000 b	200,099
Washington Mutual, Ser. 2004-AR9, Cl. A7	4.15	8/25/34	165,000 b	160,874
Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	432,097 b	423,631

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)					
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	150,000		146,440
					2,919,928
Retail−.5%					
CVS Caremark, Sr. Unscd. Notes	5.66	6/1/10	110,000	b	110,110
Home Depot, Sr. Unscd. Notes	5.49	12/16/09	85,000	b	84,916
May Department Stores, Unscd. Notes	3.95	7/15/07	45,000		44,977
May Department Stores, Unscd. Notes	4.80	7/15/09	45,000		44,162
					284,165
State/Territory Gen Oblg−1.9%					
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	75,000		72,231
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	410,000		418,520
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	100,000	b	97,829
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	160,000		158,347
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	165,000		162,929
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	300,000		304,932
					1,214,788
Telecommunications−3.3%					
America Movil, Gtd. Notes	5.46	6/27/08	45,000	a,b	45,007

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
AT & T, Sr. Notes	5.45	5/15/08	125,000 [b]	125,118
AT & T, Notes	5.46	2/5/10	245,000 [b]	245,431
France Telecom, Unsub. Notes	7.75	3/1/11	110,000 [b]	117,615
Intelsat, Sr. Unscd. Notes	5.25	11/1/08	150,000	148,500
Nextel Communications, Gtd. Notes, Ser. F	5.95	3/15/14	95,000	90,605
Nextel Partners, Gtd. Notes	8.13	7/1/11	150,000	156,458
Qwest, Sr. Notes	7.88	9/1/11	65,000	68,088
Qwest, Sr. Notes	8.61	6/15/13	100,000 [b]	109,000
Sprint Capital, Gtd. Notes	8.75	3/15/32	95,000	106,986
Telefonica Emisiones, Gtd. Notes	5.66	6/19/09	240,000 [b]	240,879
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	250,000	252,521
Time Warner Cable, Sr. Unscd. Notes	5.85	5/1/17	150,000 [a]	146,165
U.S. West Communications, Notes	5.63	11/15/08	70,000	70,088
Windstream, Gtd. Notes	8.13	8/1/13	140,000	147,000
				2,069,461
Textiles & Apparel—.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	95,000	**95,001**
Transportation—.2%				
Ryder System, Notes	3.50	3/15/09	130,000	**125,432**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed—24.6%		
Federal Home Loan Mortgage Corp.:		
4.00%, 10/1/09	80,579	79,129
4.50%, 10/1/09	72,948	72,158
5.00%, 10/1/18	426,390	413,713
6.00%, 7/1/17−4/1/33	210,077	210,028
Federal National Mortgage Association:		
5.00%	275,000 f	265,760
5.50%	2,875,000 f	2,778,609
6.00%	6,045,000 f	6,013,096
3.53%, 7/1/10	278,600	265,444
4.06%, 6/1/13	100,000	92,411
5.00%, 7/1/11−4/1/19	476,061	464,466
5.50%, 12/1/24−1/1/34	1,214,349	1,179,620
6.00%, 2/1/33−6/1/33	229,361	228,333
6.50%, 12/1/31−9/1/32	174,250	177,415
7.00%, 5/1/32−7/1/32	46,014	47,676
Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11	75,000	75,446
Grantor Trust, Ser. 2001-T6, Cl. B, 6.09%, 5/25/11	275,000	281,627
Government National Mortgage Association I:		
6.50%, 9/15/32	72,248	73,707
8.00%, 2/15/30−5/15/30	5,111	5,430
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	322,303	310,625
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18	209,071	203,025
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	128,382	123,506
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	157,608	152,601
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	189,831	183,860
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	13,045	12,902
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	80,832	78,096
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	264,356	256,057
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	145,853	142,146
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	72,075	71,073
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	135,897	132,912
Ser. 2004-108, Cl. A, 4.00%, 5/16/27	115,762	112,229
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	118,261	115,226
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	112,166	109,539
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	159,637	154,942
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	91,119	89,175

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I (continued)		
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	61,515	60,158
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	136,121	133,475
Ser. 2005-14, Cl. A, 4.13%, 2/16/27	108,135	106,156
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	155,467	152,566
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	150,000	147,234
		15,571,571
U.S. Government Securities–44.5%		
U.S. Treasury Bonds		
4.75%, 2/15/37	921,000 ᵍ	868,691
U.S. Treasury Notes:		
4.25%, 1/15/11	12,525,000 ᶜ	12,264,718
4.50%, 5/15/17	9,760,000 ᵍ	9,360,455
4.88%, 6/30/12	5,645,000 ᵍ	5,631,333
		28,125,197
Total Bonds and Notes		
(cost $84,772,869)		**84,633,823**

Preferred Stocks–.5%		
Banks–.1%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	1,400	**65,800**
Diversified Financial Services–.3%		
AES Trust VII,		
Conv., Cum. $3.00	3,450	**172,500**
Financial–.1%		
Ford Motor Capital Trust II,		
Conv., Cum. $3.25	2,300	**88,550**
Total Preferred Stocks		
(cost $325,264)		**326,850**

Options–.9%	Face Amount Covered by Contracts ($)	Value ($)
Call Options–.9%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009 @ 4	5,090,000	3,072

Options (continued)		Face Amount Covered by Contracts ($)		Value ($)
Call Options (continued)				
3-Month USD Libor-BBA, Swaption		3,480,000		154,839
3-Month USD Libor-BBA, Swaption		7,670,000		342,695
Dow Jones CDX.IG8 September 2007 @.400		11,220,000		13,124
U.S. Treasury 10-Year Notes, August 2007 @ 106		2,300,000		14,016
U.S. Treasury 5 Year Future Notes, July 2007 @ 104.5		4,500,000		8,438
Total Options (cost $541,959)				**536,184**

Short-Term Investments—1.5%		Principal Amount ($)		Value ($)
Commercial Paper—.9%				
Cox Enterprises, 5.60%, 8/15/07		560,000	a,b	**560,000**
Corporate Notes—.5%				
Egyptian Treasury Bills, 8.29%, 6/26/07	EGP	1,621,800	a,d,h	**285,012**
U.S. Treasury Bills—.1%				
4.65%, 9/6/07		75,000	i	**74,358**
Total Short-Term Investments (cost $919,080)				**919,370**

Other Investment—1.0%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $618,000)	618,000	j	**618,000**

Investment of Cash Collateral for Securities Loaned—16.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $10,400,691)	10,400,691 j	**10,400,691**
Total Investments (cost $97,577,863)	**154.5%**	**97,434,918**
Liabilities, Less Cash and Receivables	**(54.5%)**	**(34,390,522)**
Net Assets	**100.0%**	**63,044,396**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $9,336,559 or 14.8% of net assets.*

b   *Variable rate security—interest rate subject to periodic change.*

c   *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $10,037,731 and the total market value of the collateral held by the fund is $10,400,691.*

d   *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real
   EGP—Egyptian Pound
   EUR—Euro
   MXN—Mexican Peso

e   *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

f   *Purchased on a forward commitment basis.*

g   *Purchased on a delayed delivery basis.*

h   *Credit Linked Notes.*

i   *Held by a broker as collateral for open financial futures.*

j   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	69.1	Foreign/Governmental	3.4
Corporate Bonds	38.5	State/Government General Obligations	1.9
Asset/Mortgage-Backed	21.2	Options	.9
Short-Term/Money Market Investments	19.0	Preferred Stocks	.5
			154.5

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	15	1,561,172	September 2007	849
Financial Futures Short				
U.S. Treasury 2 Year Notes	13	(2,649,156)	September 2007	4,235
				5,084

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Dow Jones CDX.IG8		
September 2007 @ .349	22,440,000	(10,254)
Put Options		
U.S. Treasury 10-Year Notes		
August 2007 @ 101.00	2,300,000	(719)
(Premiums received $27,820)		**(10,973)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities–See Statement of Investments (including securities on loan, valued at $10,037,731)–Note 1(c):		
Unaffiliated issuers	86,559,172	86,416,227
Affiliated issuers	11,018,691	11,018,691
Cash		157,218
Cash denominated in foreign currencies	25,355	25,355
Receivable for investment securities sold		11,493,216
Dividends and interest receivable		790,126
Receivable from broker for swap transactions–Note 4		428,602
Unrealized appreciation on swap–Note 4		248,931
Receivable for shares of Beneficial Interest subscribed		57,522
Swaps premium paid		38,158
Unrealized appreciation on forward currency exchange contracts–Note 4		3,717
		110,677,763
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		48,994
Payable for investment securities purchased		26,210,237
Payable for open mortgage backed dollar rolls		10,557,108
Liability for securities on loan–Note 1(c)		10,400,691
Unrealized depreciation on swaps–Note 4		332,524
Payable for shares of Beneficial Interest redeemed		64,319
Outstanding options written, at value (premiums received $27,820)–See Statement of Options Written–Note 4		10,973
Unrealized depreciation on forward currency exchange contracts–Note 4		4,517
Payable to broker from swap transactions–Note 4		2,573
Payable for futures variation margin–Note 4		1,431
		47,633,367
Net Assets ($)		**63,044,396**
Composition of Net Assets ($):		
Paid-in capital		71,569,644
Accumulated distributions in excess of investment income–net		(144,411)
Accumulated net realized gain (loss) on investments		(8,176,587)
Accumulated net unrealized appreciation (depreciation) on investments, options transactions, swap transactions and foreign currency transactions (including $5,084 net unrealized appreciation on financial futures)		(204,250)
Net Assets ($)		**63,044,396**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	54,585,731	2,496,524	4,016,013	1,946,128
Shares Outstanding	5,190,910	237,440	381,602	185,256
Net Asset Value Per Share ($)	**10.52**	**10.51**	**10.52**	**10.51**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,546,637
Cash dividends:	
Unaffiliated issuers	24,881
Affiliated issuers	11,784
Income from securities lending	2,043
Total Income	**1,585,345**
Expenses:	
Management fee–Note 3(a)	197,471
Distribution and service fees–Note 3(b)	87,161
Loan commitment fees–Note 2	600
Total Expenses	**285,232**
Investment Income–Net	**1,300,113**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(522,490)
Net realized gain (loss) on options transactions	(21,618)
Net realized gain (loss) on financial futures	(178,455)
Net realized gain (loss) on swap transactions	176,067
Net realized gain (loss) on forward currency exchange contracts	68,362
Net Realized Gain (Loss)	**(478,134)**
Net unrealized appreciation (depreciation) on investments, forward currency exchange contracts, foreign currency transactions, options and swap transactions [including ($22,360) net unrealized (depreciation) on financial futures]	(349,457)
Net Realized and Unrealized Gain (Loss) on Investments	**(827,591)**
Net Increase in Net Assets Resulting from Operations	**472,522**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income−net	1,300,113	2,198,873
Net realized gain (loss) on investments	(478,134)	(190,028)
Net unrealized appreciation (depreciation) on investments	(349,457)	434,034
Net Increase (Decrease) in Net Assets Resulting from Operations	**472,522**	**2,442,879**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(1,215,856)	(2,033,770)
Class B shares	(52,383)	(129,603)
Class C shares	(53,494)	(69,336)
Class I shares	(50,155)	(84,536)
Total Dividends	**(1,371,888)**	**(2,317,245)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	12,013,539	12,417,172
Class B shares	557,584	667,285
Class C shares	2,426,907	1,285,514
Class I shares	78,522	595,821
Dividends reinvested:		
Class A shares	1,062,039	1,705,392
Class B shares	39,930	97,660
Class C shares	28,176	29,617
Class I shares	42,070	66,131
Cost of shares redeemed:		
Class A shares	(4,954,665)	(10,912,615)
Class B shares	(840,219)	(2,022,593)
Class C shares	(487,450)	(887,977)
Class I shares	(296,273)	(319,730)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**9,670,160**	**2,721,677**
Total Increase (Decrease) in Net Assets	**8,770,794**	**2,847,311**
Net Assets ($):		
Beginning of Period	54,273,602	51,426,291
End of Period	**63,044,396**	**54,273,602**
Distributions in excess of investment income−net	(144,411)	(72,636)

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Class A [a]		
Shares sold	1,127,291	1,178,484
Shares issued for dividends reinvested	99,677	161,611
Shares redeemed	(464,236)	(1,033,981)
Net Increase (Decrease) in Shares Outstanding	**762,732**	**306,114**
Class B [a]		
Shares sold	52,425	63,406
Shares issued for dividends reinvested	3,745	9,261
Shares redeemed	(78,655)	(192,381)
Net Increase (Decrease) in Shares Outstanding	**(22,485)**	**(119,714)**
Class C		
Shares sold	228,347	121,979
Shares issued for dividends reinvested	2,645	2,803
Shares redeemed	(45,739)	(83,950)
Net Increase (Decrease) in Shares Outstanding	**185,253**	**40,832**
Class I		
Shares sold	7,322	55,827
Shares issued for dividends reinvested	3,951	6,271
Shares redeemed	(27,760)	(30,267)
Net Increase (Decrease) in Shares Outstanding	**(16,487)**	**31,831**

[a] *During the period ended June 30, 2007, 37,871 Class B shares representing $405,046, were automatically converted to 37,871 Class A shares and during the period ended December 31, 2006, 97,534 Class B shares representing $1,024,145 were automatically converted to 97,513 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	10.64	10.65	10.94	10.90	10.75	10.37
Investment Operations:						
Investment income−net[b]	.25	.47	.40	.37	.33	.38
Net realized and unrealized gain (loss) on investments	(.11)	.04	(.13)	.18	.26	.42
Total from Investment Operations	.14	.51	.27	.55	.59	.80
Distributions:						
Dividends from investment income−net	(.26)	(.49)	(.48)	(.47)	(.39)	(.42)
Dividends from net realized gain on investments	–	–	(.08)	(.04)	(.05)	–
Total Distributions	(.26)	(.49)	(.56)	(.51)	(.44)	(.42)
Net asset value, end of period	10.52	10.67	10.65	10.94	10.90	10.75
Total Return (%)[c]	1.22[d]	4.67	2.50	5.15	5.51	7.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.95	.95	.95	.95	.95
Ratio of net investment income to average net assets	4.67[e]	4.43	3.72	3.38	3.06	3.63
Portfolio Turnover Rate	271.27[d,f]	422.95[f]	345.82[f]	315.33[f]	469.41[f]	524.46
Net Assets, end of period ($ x 1000)	54,586	47,253	43,915	43,466	43,811	47,571

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 3.52% to 3.38%.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 207.90%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	10.64	10.65	10.93	10.90	10.75	10.37
Investment Operations:						
Investment income—net[b]	.20	.38	.32	.30	.25	.30
Net realized and unrealized gain (loss) on investments	(.11)	.05	(.12)	.16	.25	.42
Total from Investment Operations	.09	.43	.20	.46	.50	.72
Distributions:						
Dividends from investment income—net	(.22)	(.41)	(.40)	(.39)	(.30)	(.34)
Dividends from net realized gain on investments	–	–	(.08)	(.04)	(.05)	–
Total Distributions	(.22)	(.41)	(.48)	(.43)	(.35)	(.34)
Net asset value, end of period	10.51	10.67	10.65	10.93	10.90	10.75
Total Return (%)[c]	.85[d]	3.90	1.84	4.27	4.73	7.07
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	3.92[e]	3.68	2.99	2.77	2.31	2.91
Portfolio Turnover Rate	271.27[d,f]	422.95[f]	345.82[f]	315.33[f]	469.41[f]	524.46
Net Assets, end of period ($ x 1000)	2,497	2,773	4,044	6,537	10,309	12,470

a *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the period ended December 31, 2004, was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 2.88% to 2.77%.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

f *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 207.90%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net Asset Value, beginning of period	10.65	10.66	10.94	10.91	10.76	10.38
Investment Operations:						
Investment income−net[b]	.20	.39	.32	.29	.25	.31
Net realized and unrealized gain (loss) on investments	(.11)	.04	(.12)	.17	.25	.41
Total from Investment Operations	.09	.43	.20	.46	.50	.72
Distributions:						
Dividends from investment income−net	(.22)	(.41)	(.40)	(.39)	(.30)	(.34)
Dividends from net realized gain on investments	−	−	(.08)	(.04)	(.05)	−
Total Distributions	(.22)	(.41)	(.48)	(.43)	(.35)	(.34)
Net asset value, end of period	10.52	10.68	10.66	10.94	10.91	10.76
Total Return (%)[c]	.84[d]	3.89	1.83	4.28	4.73	7.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	3.93[e]	3.67	2.98	2.66	2.31	2.92
Portfolio Turnover Rate	271.27[d,f]	422.95[f]	345.82[f]	315.33[f]	469.41[f]	524.46
Net Assets, end of period ($ x 1000)	4,016	2,097	1,658	1,598	1,692	1,980

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 2.80% to 2.66%.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 207.90%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2007 (Unaudited)	2006	2005	2004[a]	2003	2002
		Year Ended December 31,				
Per Share Data ($):						
Net Asset Value, beginning of period	10.65	10.64	10.93	10.89	10.74	10.36
Investment Operations:						
Investment income—net[b]	.26	.49	.43	.39	.37	.41
Net realized and unrealized gain (loss) on investments	(.13)	.05	(.13)	.19	.24	.41
Total from Investment Operations	.13	.54	.30	.58	.61	.82
Distributions:						
Dividends from investment income—net	(.27)	(.52)	(.51)	(.50)	(.41)	(.44)
Dividends from net realized gain on investments	–	–	(.08)	(.04)	(.05)	–
Total Distributions	(.27)	(.52)	(.59)	(.54)	(.46)	(.44)
Net asset value, end of period	10.51	10.66	10.64	10.93	10.89	10.74
Total Return (%)	1.34[c]	4.93	2.76	5.43	5.78	8.14
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70[d]	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	4.91[d]	4.68	3.97	3.61	3.70	3.88
Portfolio Turnover Rate	271.27[c,e]	422.95[e]	345.82[e]	315.33[e]	469.41[e]	524.46
Net Assets, end of period ($ x 1000)	1,946	2,151	1,809	1,926	2,202	3,387

[a] As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 3.74% to 3.61%.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 207.90%, 334.24%, 198.52%, 189.68% and 272.57%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Managed Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering six series, including the fund, as of the date of this report. The fund's investment objective is to seek high current income consistent with what is believed to be prudent risk of capital primarily through investments in investment-grade corporate and U.S. Government obligations which primarily have maturities of 10 years or less. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares. Effective, June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class I. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $7,402,051 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $4,281,545 of the carryover expires in fiscal 2007, $2,840,637 expires in fiscal 2008 and $279,869 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $2,317,245. The tax character of current year distributions, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2007, the Distributor retained $3,094 from commissions earned on sales of the fund's Class A shares and $2,619 and $83 from CDSC on redemptions on the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended June 30, 2007, Class A, Class B and Class C shares were charged $61,748, $9,392 and $9,668, respectively, pursuant to their respective Plans. Class B and Class C shares were charged $3,131 and $3,222, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $33,052, Rule 12b-1 distribution plan fees $14,712 and shareholder services plan fees $1,230.

(c) The Trust and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, futures, options and swap transactions during the period ended June 30, 2007, amounted to $220,914,533 and $205,721,164, respectively, of which $48,014,112 in purchases and $48,062,754 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended June 30, 2007:

| | Face Amount | | Options Terminated | |
| | Covered by | Premiums | | Net Realized |
Options Written:	Contracts ($)	Received ($)	Cost ($)	Gain ($)
Contracts outstanding				
December 31, 2006	3,395,000	12,222	–	–
Contracts written	29,740,000	40,227		
Contracts terminated;				
Closed	2,500,000	4,641	1,219	3,422
Expired	5,895,000	19,988	–	19,988
Contracts outstanding				
June 30, 2007	**24,740,000**	**27,820**		

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2007 are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Icelandic Krona, expiring 9/19/2007	9,740,000	152,759	156,475	3,717
Sales:		**Proceeds ($)**		
Euro, expiring 9/19/2007	214,170	286,111	290,628	(4,517)
Total				**(800)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the fund at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,565,000	USD-3 MONTH LIBOR BBA	JP Morgan Chase	5.56	8/3/2016	11,977
270,000	USD-3 MONTH LIBOR BBA	Lehman Brothers	4.10	12/2/2009	(8,025)
					3,952

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,070,000	Altria, 7%, 11/4/2013	Citigroup	(.27)	12/20/2011	(753)
580,000	Autozone, 5.875%, 10/15/2012	Goldman Sachs	(.62)	6/20/2012	1,353
260,000	Dow Jones CDX.NA.IG.6 Index	UBS	1.40	12/20/2011	2,770
250,000	Dow Jones CDX.NA.IG.6 Index	Deutsche Bank	1.40	12/20/2011	6,205
198,000	Centurytel, 7.875%, 8/15/2012	Citigroup	(1.16)	9/20/2015	(4,044)
58,000	Centurytel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	(1,147)
257,000	ConocoPhilips, 4.75%, 10/15/2012	Bear Stearns & Co.	(.31)	6/20/2010	(1,719)
540,000	Ford Motor Company, 7.45%, 7/16/2031	Morgan Stanley	4.50	3/20/2012	(10,968)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
190,000	Ford Motor Company, 7.45%, 7/16/2031	Morgan Stanley	5.35	3/20/2012	2,080
540,000	General Motors, 7.125%, 7/15/2013	Morgan Stanley	(3.30)	3/20/2012	10,218
190,000	General Motors, 7.125%, 7/15/2013	Morgan Stanley	(3.80)	3/20/2012	73
970,000	JPMCC 2006-CB15, CL.AJ, 5.89%, 6/12/2043	Merrill Lynch	(.13)	6/20/2016	(1,071)
150,000	Kaupthing Bank, 5.52%, 12/1/2009	Deutsche Bank	.65	9/20/2007	220
575,000	Kaupthing Bank, 5.52%, 12/1/2009	Deutsche Bank	.52	9/20/2007	648
110,000	Kimberly Clark, 6.875%, 2/15/2014	JP Morgan Chase	(.37)	12/20/2016	(555)
100,000	Kimberly Clark, 6.875%, 2/15/2014	Morgan Stanley	(.38)	12/20/2016	(578)
135,000	Kraft Foods, 5.625%, 11/1/2011	Barclays	(.57)	6/20/2017	818
145,000	Kraft Foods, 5.625%, 11/1/2011	Goldman Sachs	(.53)	6/20/2017	1,315
410,000	Kimberly Clark, 6.875%, 2/15/2014	Morgan Stanley	(.37)	12/20/2016	(2,067)
400,000	Kimberly Clark, 6.875%, 2/15/2014	JP Morgan Chase	(.37)	12/20/2016	(2,017)
570,000	Structured Model Portfolio 0-3%	Barclays	–	6/20/2012	(64,208)
430,000	Structured Model Portfolio 5-7%	Barclays	–	6/20/2017	(3,535)
405,000	Structured Model Portfolio 0-3%	JP Morgan Chase	–	9/20/2013	16,200
288,000	Structured Model Portfolio 0-3%	Morgan Stanley	–	9/20/2013	9,613
277,000	Structured Model Portfolio 0-3%	UBS	–	9/20/2013	10,803
341,000	Morgan Stanley, 6.6%, 4/1/2012	Citigroup	(.62)	6/20/2015	(4,251)
269,000	News America, 7.25%, 5/18/2018	Lehman Brothers	.47	12/20/2009	2,244
535,000	Northern Tobacco, 5%, 6/1/2046	Lehman Brothers	1.35	12/20/2011	(4,847)
120,000	Nucor, 4.875%, 10/1/2012	Bear Stearns & Co.	(.40)	6/20/2010	(1,006)
1,070,000	AT&T, 5.1%, 9/15/2014	Goldman Sachs	(.49)	3/20/2017	(4,082)
535,000	Southern California Tobacco, 5%, 6/1/2037	Citigroup	1.35	12/20/2011	(4,847)
280,000	Univision Communication, 7.85%, 7/15/2011	Lehman Brothers	2.60	6/20/2010	(3,719)

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
250,000	Republic of Venzuela, 9.25%, 9/15/2027	Deutsche Bank	(2.87)	6/20/2013	5,543
260,000	Republic of Venzuela, 9.25%, 9/15/2027	UBS	(2.33)	11/20/2016	15,593
180,000	Republic of Venzuela, 9.25%, 9/15/2027	UBS	(2.53)	1/20/2017	7,225
290,000	Republic of Venzuela, 9.25%, 9/15/2027	UBS	(2.33)	1/20/2017	15,602
150,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.72)	6/20/2016	(3,160)
180,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.46)	6/20/2016	(1,986)
100,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.45)	6/20/2011	(1,067)
270,000	VF, 8.5%, 10/1/2010	UBS	(.45)	6/20/2011	(2,881)
530,000	ABX HE 07-1 BBB Index	Morgan Stanley	2.24	5/25/2046	(63,912)
80,000	ABX HE 07-1 BBB Index	Deutsche Bank	2.24	8/25/2037	(8,066)
270,000	CDX IG7 3-5% 10YR Index	UBS	5.88	12/20/2016	(31,468)
540,000	CDX IG7 3-5% 10YR Index	UBS	(2.65)	12/20/2013	37,032
270,000	CDX IG7 3-5% 10YR Index	Barclays	5.90	12/20/2016	(31,135)
540,000	CDX IG7 3-5% 10YR Index	Barclays	(2.60)	12/20/2013	38,175
355,000	DOW JONES CDX.NA.IG.4 Index	Citigroup	(.71)	6/20/2010	(6,646)
230,000	DOW JONES CDX.NA.IG.4 Index	Morgan Stanley	(.69)	6/20/2010	(4,177)
240,000	DOW JONES CDX.NA.IG.4 Index	Citigroup	(.69)	6/20/2010	(4,358)
427,700	DOW JONES CDX.NA.IG.4 Index	Morgan Stanley	(.35)	6/20/2010	(3,743)
269,300	DOW JONES CDX.NA.IG.4 Index	Merrill Lynch	(.31)	6/20/2010	(2,016)
740,000	DOW JONES CDX.NA.IG.7 Index	Citigroup	(1.09)	12/20/2016	25,645
1,480,000	DOW JONES CDX.NA.IG.7 Index	Citigroup	.51	12/20/2016	(19,772)
800,000	DOW JONES CDX.NA.IG.7 Index	JP Morgan Chase	(1.10)	12/20/2016	27,579
1,600,000	DOW JONES CDX.NA.IG.7 Index	JP Morgan Chase	.51	12/20/2016	(20,784)
					(83,631)

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. The following summarizes total return swaps entered into by the portfolio at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,550,000	Commercial Mortgage Index Swap	Lehman Brothers	–	10/1/2007	**(3,914)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2007, accumulated net unrealized depreciation on investments was $142,945, consisting of $504,875 gross unrealized appreciation and $647,820 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, intermediate investment-grade debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate investment-grade debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for the past ten one-year periods ended November 30th (1997-2006) was variously above and below the Performance Group and Performance Universe medians. The Board members noted that the fund's total return performance was above the Performance Group and Performance Universe medians for various periods ended November 30, 2007 (except it was below the Performance Universe median for the 10-year period). The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting that the fund was the only fund in the Expense Group with a "unitary fee structure", the Board members noted that the fund's management fee and expense ratio were above the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the

Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was generally satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

For More Information

**Dreyfus Premier
Managed Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: PMNIX	Class B: DTMBX	Class C: DTMCX
	Class I: DTMRX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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